    As filed with the Securities and Exchange Commission on October 1, 1999
                                               Registration No. 333-____________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         DROVERS BANCSHARES CORPORATION
                      (Name of registrant in its charter)

          PENNSYLVANIA                           6022                    23-2209390
  (State or other jurisdiction       (Primary standard industrial     (I.R.S. employer
of incorporation or organization)     classification code number)  identification number)

       30 SOUTH GEORGE STREET, YORK, PENNSYLVANIA  17401, (717) 843-1586
         (Address and telephone number of principal executive offices)

             A. RICHARD PUGH, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         DROVERS BANCSHARES CORPORATION
               30 SOUTH GEORGE STREET, YORK, PENNSYLVANIA  17401
                                 (717) 843-1586
           (Name, address and telephone number of agent for service)

                                   COPIES TO:
                           Charles J. Ferry, Esquire
                               Rhoads & Sinon LLP
 One South Market Square, 12th Floor, P.O. Box 1146, Harrisburg, PA  17108-1146
                                 (717) 233-5731

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

 If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plan, please check the following: [_]

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

 If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

 If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
======================================================================================
TITLE OF EACH CLASS      AMOUNT       PROPOSED       PROPOSED MAXIMUM     AMOUNT OF
OF SECURITIES            TO BE     OFFERING PRICE   AGGREGATE OFFERING   REGISTRATION
TO BE REGISTERED       REGISTERED   PER  UNIT (1)   OFFERING PRICE  (1)      FEE
--------------------------------------------------------------------------------------
Common Stock, no
par value per share                                         $5,750,000         $1,599
======================================================================================

(1) The actual offering price described herein has not been determined. We have calculated the registration fee pursuant to Rule 457(o) based on the maximum aggregate offering price.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(A), may determine.

PROSPECTUS
----------
                      ____________ SHARES OF COMMON STOCK

     [LOGO]       DROVERS BANCSHARES CORPORATION

     Drovers Bancshares Corporation is offering up to ______ shares of its common stock at the purchase price of $____ per share. There is no aggregate minimum number of shares or dollar amount that must be purchased as a condition to the offering.

     The common stock of Drovers Bancshares Corporation is listed on the Nasdaq National Market under the symbol "DROV". On _____ __, ____, the last reported sale price for our common stock was $______ per share.

     You should read the "Risk Factors" section beginning on page 9 before investing.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or determined if this Prospectus is true or complete. Any representation to the contrary is a criminal offense.

     These securities are not deposits or accounts of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

     We have engaged ________________________________________________________,
a registered broker-dealer, as our financial advisor and exclusive sales agent to assist, on a "best efforts" basis, in the solicitation of subscriptions to purchase shares in the offering. We intend to sell the shares during an initial offering period expiring _______ __, ____. If all of the shares offered hereby are not sold during such period, we may continue to sell shares thereafter pursuant to this Prospectus. ______________ may establish a selling group that may include itself and enter into selected dealer agreements with each member of the selling group to assist in the sale of shares in the offering after the initial offering period. Neither ______________ nor any member of the selling group will have any obligation to purchase any shares in the offering.

                                         Estimated          Estimated Net
                       Price to Public  Expenses (1)    Proceeds to Drovers (1)
                       ---------------  ------------    -----------------------

     Per Share            $________      $________            $________
     Total Maximum (2)    $________      $________            $________
__________________
(1) Includes estimated expenses of the offering, including estimated commissions, assuming that all shares are sold in the initial offering period and that 50% of the shares are sold to current shareholders. Actual expenses and net proceeds may vary.

(2) Although we are offering shares with an aggregate offering price of approximately $5,000,000, we have filed a registration statement covering shares with an aggregate value of $5,750,000. If we find that demand for the shares at the offering price is sufficient, we may sell additional shares with an aggregate offering price of up to $5,750,000. If we sell all of the additional shares in the initial offering period, estimated net proceeds to Drovers would increase by approximately $731,250.

   We will conduct an initial closing after the initial offering period ending ______ __, ____. If we offer shares after the initial offering period, we plan to keep the offering open for an additional 30 days, although we may terminate it early or extend it at our discretion (but for not more than an additional 30 days). We will conduct a second closing after the end of this additional offering period. Payments for stock orders will be held in a non-interest bearing escrow account pending a closing. You should read the "Plan of Distribution and How to Order" section beginning on page 54 before investing.

                                ______________,
                   _________________________________________

The date of this Prospectus is ________ __, ____.

                        DROVERS BANCSHARES CORPORATION
                      Headquartered in York, Pennsylvania

                           [MAP OF BRANCH LOCATIONS]





Branch Locations:     Supermarket                       Future Branch
  Cape Horn Square    Branch Locations:                 Locations:
  Emigsville          (Located in "Giant Food" Stores)  Dillsburg
  Hellam              East York Marketplace             Newberrytown
  Main Office         South York Plaza
  Memory Lane         West Manchester                   Loan Production
  Mt. Rose Avenue                                       Office Locations:
  Queensgate          Convenience Store                 Mechanicsburg, PA
  Richland Avenue     Branch Locations:                 Frederick, MD
  Shrewsbury          (Located in "Tom's" Stores)
  Westgate            Dover                             Operations Center:
  York Haven          Penvale                           Research and
                                                        Administrative
                                                      Services Center -
                                                      York, PA

                               TABLE OF CONTENTS

                                                                                  Page
                                                                                  ----

Forward-Looking Statements Relating to Future Performance or Expectations.......     2
Prospectus Summary..............................................................     3
Summary Selected Consolidated Financial Data of Drovers Bancshares Corporation..     8
Risk Factors....................................................................     9
Use of Proceeds.................................................................    14
Capitalization..................................................................    15
Market for Common Stock and Dividends...........................................    16
Business........................................................................    18
Management's Discussion and Analysis of Financial Condition and Results
  of Operations.................................................................    24
Management......................................................................    48
Stock Ownership of Management and Principal Shareholders........................    52
Determination of Offering Price.................................................    54
Plan of Distribution and How to Order...........................................    54
Description of Our Capital Stock................................................    59
Shares Eligible for Future Sale.................................................    63
Legal Matters...................................................................    63
Experts.........................................................................    64
Incorporation By Reference......................................................    64
Where You Can Find More Information.............................................    65



                             ABOUT THIS PROSPECTUS

          You should only rely on the information contained or incorporated by reference in this Prospectus. Drovers has not authorized anyone to provide you with information different from that contained in this Prospectus. We are offering to sell, and soliciting offers to buy, shares of our common stock only in jurisdictions where offers, sales and solicitations are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of common stock.

          To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the "Risk Factors" section, as well as the documents identified in the sections called "Incorporation by Reference" and "Where You Can Find More Information."

                     FORWARD-LOOKING STATEMENTS RELATING TO
                       FUTURE PERFORMANCE OR EXPECTATIONS

          Drovers has used and incorporated by reference "forward-looking statements" in this Prospectus. Words such as "believes," "expects," "may," "will," "should," "projected," "contemplates" or "anticipates" may constitute forward-looking statements. These statements are within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause our actual results to differ materially. Drovers has used these statements to describe our expectations and estimates in various areas, including:

     . our overall business conditions particularly in the markets in which we operate,

     .    fiscal and monetary policy,

     .    the market for loan originations,

     .    year 2000 compliance issues,

     .    competitive products and pricing,

     .    credit risk management and

     .    changes in regulations affecting financial institutions.

          Actual results could vary materially from the future results covered in our forward-looking statements. The statements in the "Risk Factors" section are cautionary statements identifying important factors, including certain risks and uncertainties, that could cause our results to vary materially from the future results covered in such forward-looking statements. Other factors, such as the general state of the United States or our local economy, could also cause actual results to vary materially from the future results covered in such forward-looking statements. Drovers disclaims any obligation to announce publicly or to inform you about future events or developments that affect the forward-looking statements in this Prospectus.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

          The following is a summary of Drovers' business operations and the major terms of the offering of common stock. You should carefully read the more detailed discussion and financial information appearing elsewhere or incorporated by reference in this Prospectus before you decide to invest. References to "Drovers," the "Corporation," "we," "our" and "us" are to Drovers Bancshares Corporation.


                         Drovers Bancshares Corporation

General.

     Drovers is a Pennsylvania one-bank holding company headquartered in York, Pennsylvania.

          The Drovers & Mechanics Bank (referred to as the "Bank") is a wholly-owned subsidiary of Drovers. The Bank is chartered pursuant to the laws of the Commonwealth of Pennsylvania and is subject to the supervision of the Banking Department of the Commonwealth and the Federal Deposit Insurance Corporation. The Bank was organized in 1883 as a national bank and became a state-chartered non-member of the Federal Reserve System on February 14, 1979.

          The Bank offers a wide variety of banking, investment management and trust services to individuals and commercial customers in its service area. Personal banking services include checking accounts, savings and time accounts, certificates of deposit, personal and mortgage loans, home improvement loans, safe deposit services, estate planning and administration, and personal trust and investment management services. Commercial banking services are provided to businesses, nonprofit organizations and local municipalities. These services include checking accounts, savings and time accounts, cash management services, financing activities and corporate trust services in the areas of pension, profit sharing and employee benefit plans.

          Drovers had $643.5 million in assets and $483.6 million in deposits at June 30, 1999. Our deposits are insured by the FDIC up to FDIC limits. On June 30, 1999, the Bank employed 218 full-time equivalent employees.

     The Bank has 16 branches, including the main office in downtown York, Pennsylvania, nine branches located in the surrounding suburbs of the City of York and six branches located in Shrewsbury, Emigsville, Hellam, York Haven, Dover and Red Lion, Pennsylvania. The Hellam location, which is a full-service bank office, opened in January 1999.

     The Bank plans to open two new branch offices in the near future. Construction of a new branch located near Dillsburg, Pennsylvania began in July 1999. The office is scheduled to open in November 1999. A contract has been signed to purchase land at the Newberrytown exit of I-83 in Newberry Township for a new branch office. Construction of this branch should begin in

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
October 1999 and be completed in early 2000. The Bank opened its first loan production office in April 1999 at the Rossmoyne Business Center in Cumberland County, near Harrisburg, Pennsylvania. The Bank opened its second loan production office in August 1999 in Frederick, Maryland. The Bank also has 28 ATMs, 12 of which are remote service facilities.

     Our principal executive offices are located at 30 South George Street, York, PA 17401. Our telephone number at such location is (717) 843-1586.


Strategic Highlights.

          Our vision is to be "The First Choice for Financial Solutions" within our market area. To achieve our vision, we plan to further capitalize on the opportunities created by recent bank consolidations and the overall economic strength of our markets. Our goal is to enhance our regional presence and deliver shareholder value by:

      . increasing penetration of and expanding our geographic market;

      .     expanding lending activities;

      .     diversifying sources of income;

      . delivering high quality products and services through our associates; and

      .      growing our business in a safe and sound manner.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              The Offering

Securities Being Offered By Us.....    Up to _____ shares of common stock. (This
                                       does not include the additional ______
                                       shares that we have registered and may
                                       issue in connection with this offering.
                                       See the footnote on the cover page of
                                       this Prospectus.)

Shares of Common Stock Outstanding
at September 24, 1999..............    4,698,037 shares. (This does not include
                                       shares issuable upon exercise of
                                       outstanding options as of September 24,
                                       1999.)

Offering Price.....................    $______ per share.

Nasdaq National Market Symbol......    DROV

Common Stock to be Outstanding
After the Offering.................    ________ (maximum) shares. (This does
                                       not include the additional _____ shares
                                       that we have registered and may issue in connection with this offering or any shares issuable upon exercise of currently outstanding options or pursuant to our dividend reinvestment and stock purchase plan.)

Use of Proceeds....................    We will contribute most of the net
                                       proceeds we receive, after payment of the expenses of the offering, to the Bank as equity capital to be used for general corporate purposes of the Bank, including:

                                       .  financing growth, which may include
                                          expansion of the Bank's lending
                                          activities, construction of new
                                          branches or acquisitions of other
                                          financial services companies,
                                          including banks and thrifts; and

                                       .  investment in securities.

                                       Proceeds that we retain at the holding
                                       company level will be used to pay the
                                       expenses of this offering, for
                                       investments and general corporate
                                       purposes.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Limitations on your Purchases......    Minimum purchase is 100 shares and
                                       maximum purchase is _______ shares,
                                       representing 5% of the _______ shares we are offering, unless we change these amounts. Our articles of incorporation prohibit purchases of our common stock by 10% or more beneficial owners
                                       (individuals or group) without either an 85% affirmative shareholder vote or advance approval by a majority of our directors in office who were elected prior to the time the 10% beneficial ownership was acquired. We may reject any subscription in our discretion for any reason.

Offering...........................    The initial offering period will be from
                                       the date of this Prospectus until _______
                                       __, ____, unless earlier terminated at
                                       our discretion. We will have a closing as soon as practicable after this initial offering period.

                                       After completion of the initial offering period, we may, in our discretion, continue the offering for an additional 30 days, unless earlier terminated. We may extend this additional offering period for up to an additional 30 days, at our discretion. We will have a second closing as soon as practicable after the end of this additional offering period.

Certificates for Shares............    We intend to deliver certificates
                                       representing shares for accepted stock
                                       orders as soon as practicable after each closing.

Termination of Offering............    We may terminate the offering at any time
                                       without notice. We currently anticipate
                                       terminating the entire offering within
                                       ____ days after the date of this
                                       Prospectus.

Handling of Funds..................    Funds received in payment of stock orders
                                       will be held in a non-interest bearing
                                       escrow account at the Bank until a
                                       subsequent closing occurs. Checks
                                       received will be deposited into the
                                       escrow account by Noon of the next
                                       business day. Any funds received with
                                       respect to stock
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       orders that are not accepted will be
                                       returned, without interest, promptly
                                       after rejection of the stock order.



Allocation if Offering Oversubscribed  If the offering is oversubscribed, we may, but are not required to, allocate
                                       available shares in our discretion.

                                       In allocating shares, we may take into
                                       account any factors, including the order in which stock orders are received, our desire to have a broad distribution of stock ownership and administrative convenience.

Risk Factors.......................    See the "Risk Factors" section of this
                                       Prospectus.

How to Order.......................    During the initial offering period,
                                       complete and execute the stock order form that accompanies this Prospectus and return it with payment in full. After the initial offering period, contact the
                                       Stock Information Center at 717-519-2333 for instructions on submitting stock orders and payment.

For Further Information on Ordering    See the "Plan of Distribution and How to
                                       Order" section of this Prospectus.
--------------------------------------------------------------------------------

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA
                       OF DROVERS BANCSHARES CORPORATION

  We have selected consolidated financial data as of and for the dates or period indicated. You should read our consolidated financial statements and related notes included in our annual report on Form 10-K for the year ended December 31, 1998 and our quarterly report on Form 10-Q for the six months ended June 30, 1999, which are incorporated by reference herein.

                                           (All dollar amounts presented in thousands, except per share data)
                       At or For the Six Months Ended June 30,               At or For the Years Ended December 31,
                       ---------------------------------------     ---------------------------------------------------------------
Summary Results of
 Operations:                      1999             1998              1998          1997          1996          1995         1994
                                  ----             ----              ----          ----          ----          ----         ----
Net interest income             $ 10,647         $  9,424           $ 19,255     $ 17,013      $ 15,264      $ 14,524     $ 12,894
Provision for loan losses            851              468              1,266          386           645           501          382
                                --------------------------------------------------------------------------------------------------
Net interest income after
 provision                         9,796            8,956             17,989       16,627        14,619        14,023       12,512
Noninterest income                 2,724            2,718              5,408        3,953         3,364         2,837        2,457
Noninterest expense                8,068            7,410             15,231       13,234        12,050        11,058       10,355
                                --------------------------------------------------------------------------------------------------
Income before taxes                4,452            4,264              8,166        7,346         5,933         5,802        4,614
Income taxes                         764            1,016              1,356        1,715         1,084         1,521          845
                                --------------------------------------------------------------------------------------------------
  Net income                    $  3,688         $  3,248           $  6,810     $  5,631      $  4,849      $  4,281     $  3,769
                                ==================================================================================================
Share Data (1):
Net income - basic              $   0.79         $   0.70           $   1.46     $   1.21      $   1.04      $   0.92     $   0.82
Net income - diluted                0.78             0.68               1.43         1.20          1.04          0.92         0.82
Dividends per share                 0.23             0.21               0.44         0.37          0.35          0.30         0.25
Book value                         10.36             9.79              10.27         9.32          8.20          7.54         6.43

Balance Sheet Data:
Investments                     $177,829         $166,249           $161,619     $179,299      $128,082      $ 91,823     $ 94,359
Loans, net                       421,598          351,716            386,197      310,369       279,987       252,468      226,737
Total assets                     643,472          559,183            597,793      524,892       446,713       382,791      352,287
Deposits                         483,629          425,684            457,672      402,086       360,204       306,653      283,173
Borrowings                       104,389           79,145             86,155       74,918        44,639        30,172       22,246
Shareholders' equity              48,649           45,796             48,193       43,470        38,092        34,921       29,724

Profitability Ratios:
Return on average assets (2)        1.21%            1.20%              1.22%        1.15%         1.20%         1.16%        1.11%
Return on average equity (2)       14.90%           14.51%             14.69%       13.88%        13.31%        13.04%       12.76%
Net interest margin (2)             3.74%            3.70%              3.67%        3.71%         4.09%         4.26%        4.13%
Efficiency Ratio (3)               60.64%           62.21%             62.42%       63.72%        65.38%        64.09%       67.59%

Asset Quality Ratios:
Reserve for loan
 losses/Total loans                 0.98%            1.03%              1.00%        1.05%         1.11%         1.15%        1.15%
Reserve for loan
 losses/Non-
  performing assets (4)           130.99%          175.27%            140.06%      356.45%       122.41%       152.26%      212.74%
Net charge-offs as % of
 average loans                      0.15%            0.03%              0.19%        0.07%         0.17%         0.08%        0.04%

Capital Ratios:
Equity to assets                    7.56%            8.19%              8.06%        8.28%         8.53%         9.12%        8.44%
Leverage ratio (5)                  7.70%            7.92%              7.84%        7.98%         8.44%         8.99%        8.92%
Risk based capital ratios:
  Tier 1 capital                   10.78%           11.39%             11.30%       12.14%        12.50%        12.96%       12.92%
  Total capital                    11.74%           12.33%             12.34%       13.10%        13.53%        14.07%       14.00%
------------------

(1) All per share calculations have been restated to reflect all stock splits and stock dividends.
(2) Data for the six months ended June 30, 1998 and June 30, 1999 have been annualized.
(3) Equals other expenses as a percentage of net interest income plus other income, excluding gain/loss on sale of securities.
(4) Nonperforming assets includes non accrual loans, restructured loans, loans 90 days past due but still accruing, and other real estate.
(5)  Equals Tier 1 risk based capital as a percentage of total assets.

                                  RISK FACTORS

  Investing in the common stock will provide you with an equity ownership interest in Drovers. As a shareholder, you will be subject to risks inherent in our business. The value of your investment may increase or decrease and could result in a loss. The common stock offered by this Prospectus does not constitute a deposit or other obligation of a bank and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency. You should carefully consider the following factors, as well as other information contained or incorporated by reference in this Prospectus, before deciding to invest in our shares of common stock.


Risk Factors Related to the Company.

     We May Not Be Able To Sustain Our Current Rate Of Growth.

  During recent years, we have experienced significant growth, and our business strategy calls for continued similar expansion. In particular, we intend to use the funds raised in this offering to support anticipated increases in our loans and investments and new branches. Our ability to continue to grow depends, in part, upon our ability to expand our market areas, successfully attract deposits to those locations, and identify loan and investment opportunities. Our ability to manage growth successfully will also depend on whether we can continue to efficiently fund asset growth and maintain asset quality and cost controls, as well as on factors beyond our control, such as economic conditions and interest rate trends. The growth of our commercial and industrial loans and commercial real estate loans has been the principal factor in our increased earnings in the past few years. In the event that we are unable to sustain our historic growth rate, our earnings could be adversely impacted. We recognize the challenge in managing growth while controlling costs and maintaining asset quality and its potential impact on our financial performance.


     Our Loan Mix May Increase Our Credit Risk.

  There are certain risks inherent in making all loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in our regional economy, risks inherent in dealing with individual borrowers, and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

  Commercial and industrial loans and commercial real estate loans comprised 60.9% of our total loans as of June 30, 1999. Commercial loans are typically larger than residential real estate loans and consumer loans. Because our loan portfolio contains a significant number of commercial and industrial loans and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs.

  The Bank maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. We cannot assure you that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Additions to the allowance for loan losses would result in a decrease in our net income and, possibly, our capital.


     Changes In Interest Rates May Adversely Affect Our Earnings And Financial Condition.

  Our net income depends principally upon our net interest income. Net interest income is the difference between interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowed funds. Net interest income represented approximately 78.1% of our net revenues in fiscal year 1998. Changes in interest rates can increase or reduce net interest income and net income.

  Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. When interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events, and events in the United States and other financial markets.

  We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate risk management techniques are not exact and a rapid increase or decrease in interest rates could adversely affect our financial performance.


     Adverse Conditions In Our Market Area May Have An Adverse Effect On Us.

  Substantially all of our business is with customers located within York County, Pennsylvania, and contiguous counties. The businesses to whom we make loans are small and medium sized and are dependent upon the regional economy. Adverse economic and business conditions in our market area could affect our borrowers, their ability to repay their loans and consequently our financial condition and performance.

     Competition With Other Financial Institutions Could Adversely Affect Our Profitability.

  We face substantial competition in originating loans and in attracting deposits. This competition in originating loans comes principally from other banks, savings institutions, credit unions, mortgage banking companies and other lenders. Some of our competitors may enjoy advantages such as greater financial resources, a wider geographic presence, a wider array of services, or more favorable pricing alternatives and lower origination and operating costs. This competition could decrease the number and size of loans which we originate and the interest rate which we receive on these loans.

  In attracting deposits, we compete with other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased deposit competition could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations and investment opportunities.


     Government Regulation Significantly Affects Our Business.

  The banking industry is extensively regulated. Banking regulations are intended primarily to protect depositors and the federal deposit insurance funds, not stockholders. We are subject to regulation and supervision by the Board of Governors of the Federal Reserve System. The Bank is subject to regulation and supervision by the Pennsylvania Department of Banking and FDIC. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and growth. For example, the Bank is subject to various regulatory capital requirements, which involve both quantitative measures of the Bank's assets and liabilities and qualitative judgments by regulators regarding risk and other factors. The Bank's failure to meet minimum capital requirements could result in actions by its regulators that could adversely affect our ability to pay dividends or otherwise adversely impact our operations. Changes in laws, regulations and regulatory practices affecting the banking industry could impose additional costs on us and otherwise adversely affect us.


     Problems Related To The Year 2000 Issue Could Adversely Affect Our
Business.

  The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. We have tested all computer programs and systems and taken the necessary remedial action. However, the failure to detect a problem or to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of our operations, including a temporary inability to process transactions or engage in similar normal business activities.

  The Year 2000 issue may adversely affect the credit quality of our loan portfolio if our customers were unable to service their bank debt due to their own Year 2000 problems or that of their key customers or suppliers. Year 2000 problems for our suppliers may have an adverse effect on us. For example, without electrical power and telephone communications, it would be very difficult for the Bank to operate effectively.


  Anti-Takeover Provisions May Prevent Our Being Acquired In A Hostile Acquisition.

  Our Articles of Incorporation presently contain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions include limitations on the issuance (other than pursuant to an employee stock option plan, a dividend reinvestment plan or an underwritten public offering) of any voting securities to, and mergers with or sales of substantially all of our assets to, any person or group beneficially owning or controlling 10% or more of our voting securities, without the affirmative vote of the holders of at least 85% of all our securities entitled to vote. These provisions may be waived if the particular transaction is approved in advance by a majority of the directors who were elected prior to the time such person or group beneficially owned or controlled 10% or more of our voting securities. The ability of continuing directors to waive these provisions may give them a veto with respect to certain types of offers for control of the Company. We also maintain a classified Board of Directors, and directors may be removed by our shareholders only for cause. The Pennsylvania business corporation law also includes anti-takeover provisions that may be applicable under certain circumstances because our stock is registered with the SEC under the Securities Exchange Act. In addition, applicable federal and state banking laws and regulations impose requirements for regulatory approval of acquisitions of controlling interests in bank holding companies and financial institutions.


Risk Factors Related to this Offering.

     Our Stock Is Not an Insured Deposit.

  Investments in the shares of common stock in this offering are not deposits insured against loss by the FDIC or any other entity.

     We Have Determined the Offering Price, Which May Not Reflect the Actual Market Price of the Stock After This Offering.

  The offering price does not necessarily reflect the price at which the common stock will sell following this offering and may be higher or lower than recent market prices for the shares.


     There Is No Assurance That All the Shares Being Offered Will be Sold Because There Will Not Be an Underwriter.

     The offering will not be undertaken through the services of an underwriter and there can be no assurances that all or any of the shares of common stock offered hereby will be sold or that the liquidity of such shares will increase in the future. ______________ is not obligated to purchase any shares in this offering.


     There is No Minimum Number of Shares to be Sold.

  No minimum number of shares is required to be sold under the terms of this offering. All orders will be irrevocable by subscribers. Although our goal is to sell at least $5,000,000 of common stock in the offering, we may terminate the offering at any time before or after selling $5,000,000 of stock.


     Possible Volatility of Stock Price.

  The market price of our common stock may fluctuate in response to numerous factors, including variations in our annual or quarterly financial results, or our competitors, changes by financial research analysts in their estimates of our earnings or our competitors or our failure or our competitors to meet such estimates, conditions in the economy in general or the banking industry in particular, or unfavorable publicity affecting us, the Bank, or the industry.
In addition, equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market price for many companies' securities and have been unrelated to the operating performance of those companies. Any fluctuation may adversely affect the market price of our common stock.

                                USE OF PROCEEDS

  The net proceeds, after payment of financial advisory fees, commissions and other fees and expenses, from the sale of shares of common stock with an aggregate purchase price of $5.0 million offered hereby, are estimated to be approximately $4.725 million if shares are purchased during the initial offering period and 50% of the shares are sold to current shareholders. Net proceeds will be less if fewer shares are sold, if all of the shares are not sold during the initial offering period or if a smaller percentage of shares are sold to current shareholders. Net proceeds will be more if we sell the additional shares that we have registered.

  We intend that most of the net proceeds to us from the sale of the common stock will be contributed to the Bank as equity capital to be used for general corporate purposes, which may include:

     .  expansion of lending activities;

     .  construction of new branches;

     . acquisitions of other financial services companies, including banks and thrifts; and

     .  investments in securities.

Proceeds that we retain at the holding company level will be used for investments and other general corporate purposes, including payment of the expenses of this offering. The precise amounts and timing of the application of proceeds will depend upon our funding requirements.

                                 CAPITALIZATION

     The following table sets forth Drovers' consolidated capitalization at June 30, 1999 and as adjusted to give pro forma effect (i) to our sale of $5.0 million aggregate offering price of shares of common stock in this offering, and
(ii) to the sale on September 17, 1999 of $7.5 million aggregate liquidation amount of 9.25% capital securities due September 30, 2029 by our subsidiary, Drovers Capital Trust I, and a like aggregate principal amount of our 9.25% Junior Subordinated Deferrable Interest Debentures to the Drovers Capital Trust
I. For this table we have assumed that all shares are sold during the initial offering period, that our net proceeds will be approximately $4.725 million after estimated offering expenses (including commissions), and that these proceeds will be invested in assets with a 50% risk weighting for regulatory capital purposes. Because of increased sales expenses in a broker-assisted offering, estimated net proceeds will be less than the assumed amounts if shares are sold after the initial offering period with the assistance of broker-dealers. This table does not reflect any shares of stock that may have been sold since June 30, 1999 pursuant to our dividend reinvestment plan or any of our stock option plans.

                                                             At June 30, 1999
(Dollars in thousands)                                   Actual           As Adjusted
                                                       ----------        --------------

Corporation-obligated mandatorily redeemable capital
   securities of subsidiary trust.......................  $     0               $ 7,500

SHAREHOLDERS' EQUITY:
Common Stock, no par value per share - authorized
   15,000,000 shares; issued and outstanding, June 30,
   1999, 4,697,637 shares and as adjusted
   for the offering.....................................   38,828                43,553
Retained Earnings.......................................   10,753                10,753
Accumulated Other Comprehensive Income..................     -932                  -932

Total Shareholders' Equity..............................  $48,649               $53,374

Total Capitalization....................................  $48,649               $60,874

Book Value Per Share....................................   $10.36               $___   (1)

Capital Ratios:
      Tier I Leverage Ratio.............................     7.70%                 9.42%
      Tier I Capital to Risk-Weighted Assets............    10.78%                13.26%
      Total Capital to Risk-Weighted Assets.............    11.74%                14.21%
------------------

(1) Assumes ______ shares are sold in the offering, resulting in _____ issued and outstanding shares being used in the calculation of book value per share as adjusted for the offering.

                     MARKET FOR COMMON STOCK AND DIVIDENDS

Market for Common Stock.

   Since June 2, 1998, the common stock of Drovers has been traded on the Nasdaq National Market System under the symbol "DROV". Prior to that date, the stock was traded in the over-the-counter market.

   The following table sets forth high and low closing prices per share for the common stock for each quarter of 1997 and 1998 and for the quarters thereafter through ________ __, 1999. High and low sales prices before July 1, 1998, were provided by Bloomberg Business News. The table also reflects cash dividends declared on the common stock. High and low sales prices after July 1, 1998 are from the Nasdaq Stock Market. Prices and dividends have been re-stated to reflect a 5% stock dividend in 1999, a three-for-two stock split in 1998 and a 5% stock dividend issued in 1997.

                                                                     Dividends
                               High                 Low              Declared
                             ---------             -------           ---------
1997
----
     First Quarter              $14.82              $12.54               $0.09
     Second Quarter              14.50               13.15                0.09
     Third Quarter               17.70               14.36                0.09
     Fourth Quarter              22.70               17.60                0.10

1998
----
     First Quarter              $24.92              $21.43               $0.10
     Second Quarter              30.95               23.97                0.11
     Third Quarter               30.48               24.65                0.11
     Fourth Quarter              25.71               23.22                0.11

1999
----
     First Quarter              $24.05              $21.48               $0.11
     Second Quarter              23.50               22.00                0.12
     Third Quarter

     On ______ ___, ____, the last reported sale price of the common stock on the Nasdaq National Market System was $___ per share. As of September 24, 1999, 4,698,037 shares were outstanding held of record by approximately 1,450 persons. This number does not include the number of beneficial holders of Drovers common stock held in street name; we believe this number was approximately 600. On September 24, 1999, there were outstanding options which were exercisable on that date (or within 90 days thereof) for 147,799 shares of common stock with a weighted average exercise price of $14.90 per share.

Dividends.

     The holders of the common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Funds for the payment of dividends are primarily obtained from dividends paid by the Bank to the Company.

     We have adopted a dividend reinvestment and stock purchase plan available to stockholders who elect to reinvest their cash dividends for the purchase of additional shares of common stock. Participants may also elect to make voluntary cash payments not to exceed $2,500 each quarter for the purchase of additional shares. Shares issued under this plan may be acquired in the open market or issued by us.

     It is the present intention of our Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends is at the sole discretion of the Board of Directors, and the amount of dividends depends upon the earnings, financial condition and capital needs of the Company and the Bank and certain other factors, including restrictions arising from federal banking laws and regulations to which the Company and the Bank are subject.

     We are largely a non-operating holding company and most of our operating assets are owned by the Bank and the Bank's subsidiaries. We rely primarily on dividends from the Bank to meet our obligations. We are a legal entity separate and distinct from our banking and other non-banking subsidiaries. The principal source of our income is dividends from the Bank. The Bank is subject to certain restrictions imposed by federal and state law on any extensions of credit to, and certain other transactions with, us and certain other affiliates, and on investments in stock or other securities thereof. Such restrictions prevent us and such other affiliates from borrowing from the Bank unless the loans are secured by various types of collateral. Further, such secured loans, other transactions and investments by the Bank are generally limited in amount as to us and as to each of such other affiliates to 10% of the Bank's capital stock and surplus and as to us and all of such other affiliates to an aggregate of 20% of the Bank's capital stock and surplus. In addition, payment of dividends to us by the Bank is subject to ongoing review by banking regulators and is subject to various statutory limitations and in certain circumstances requires approval by banking regulatory authorities. Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent we may ourselves be recognized as a creditor of that subsidiary.

                                    BUSINESS

     Drovers Bancshares Corporation is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended, that was organized on May 17, 1982, under the Pennsylvania business corporation law. Our principal executive offices are located at 30 South George Street, York, Pennsylvania 17401. Our telephone number at such location is (717) 843-1586.

     The Drovers & Mechanics Bank (the "Bank") is a wholly-owned subsidiary of Drovers Bancshares Corporation. The Bank is chartered pursuant to the laws of the Commonwealth of Pennsylvania and is subject to the supervision of the Banking Department of the Commonwealth and the Federal Deposit Insurance Corporation. The Drovers & Mechanics Bank was organized in 1883 as a national bank and became a state-chartered non-member of the Federal Reserve System in 1979.

     The Bank offers a wide variety of banking, investment management and trust services to individuals and commercial customers in its service area. Personal banking services include checking accounts, savings and time accounts, certificates of deposit, personal and mortgage loans, home improvement loans, safe deposit services, estate planning and administration and personal trust and investment management services. Commercial banking services are provided to businesses, nonprofit organizations and local municipalities. These services include checking accounts, savings and time accounts, financing activities and corporate trust services in the areas of pension, profit sharing and employee benefit plans.

     On June 30, 1999, the Bank employed 218 full-time equivalent employees.
The Bank has 16 branches, including the main office in the City of York, nine additional branches located in the surrounding suburbs, and six branches located in Shrewsbury, Emigsville, Hellam, York Haven, Dover and Red Lion, Pennsylvania. A research and administrative services center is located in the York suburbs.

     The Hellam location, which is a full-service bank, opened in January 1999. The Bank plans to open two new branch offices in the near future. Construction of a new branch located near Dillsburg, Pennsylvania began in July 1999. The office is scheduled to open in November 1999. A contract has been signed to purchase land at the Newberrytown exit of I-83 in Newberry Township, Pennsylvania for a new branch office. Construction of this branch should begin in October 1999 and be completed in early 2000. The Bank opened its first loan production office in April 1999. The office is located at the Rossmoyne Business Center in Cumberland County, near Harrisburg. This is the Bank's first facility outside York County. The Bank opened its second loan production office in August 1999, at the Patrick Center in Frederick, Maryland. This office is the Bank's first facility located outside of Pennsylvania. The staff at the loan production offices will initially focus on commercial lending.

     The Bank also has 28 ATMs, 12 of which are located at remote service facilities.

     In December 1993, the Bank purchased the office building adjacent to the Bank's main office. The five-story complex, known as 96 South George, provides for future growth and enables the Corporation to maintain its headquarters in downtown York. The accounting, corporate banking, and executive offices of the Bank are located on the fifth floor of 96 South George Street.

     The Bank is a limited partner in five ventures to renovate and operate apartment buildings. All five ventures provide low-income housing to qualified families. The first building opened in 1994. The second opened in March, 1996. The third opened in December, 1998. The fourth opened in September, 1999. The fifth is scheduled to be opened in the fourth quarter of 1999. The investments are accounted for under the equity method of accounting. The combined carrying value of the investments at June 30, 1999 was $5,664,000 and was $5.4 million and $2.3 million, respectively, at December 31, 1998 and 1997.


Recent Developments.

     On September 17, 1999, we completed the private placement to accredited investors of $7.5 million of 9.25% capital securities due September 30, 2029 issued by our newly formed Delaware trust subsidiary, Drovers Capital Trust I. Securities of this type qualify as Tier I capital and interest payable thereon is currently considered to be tax-deductible. Proceeds of the issue were invested by Drovers Capital Trust I in junior subordinated debentures issued by Drovers. Net proceeds from the sale of the debentures will be used for general corporate purposes, including the purposes described under the "Use of Proceeds" section of this Prospectus.


Products and Services.

     Through the Bank we offer a wide variety of banking, investment management and trust services to individuals and commercial customers in our service area.

     Personal banking services include:

     .  checking accounts;

     .  savings and time deposits;

     .  certificates of deposit;

     .  personal and mortgage loans;

     .  safe deposit services;

     .  estate planning and administration; and

     .  personal trust and investment management services.

     Commercial banking services to businesses, non-profit organizations and local municipalities include:

     .  checking accounts;

     .  savings and time accounts;

     .  financing activities;

     . corporate trust services in the areas of pension, profit sharing and employee benefit plans; and

     .  cash management services.


Strategic Highlights.

     Our vision is to be "The First Choice for Financial Solutions" within our market area. To achieve our vision, we plan to further capitalize on the opportunities created by recent bank consolidations and the overall economic strength of our markets. Our goal is to enhance our regional presence and increase shareholder value by (i) increasing penetration of and expanding our geographic market, (ii) expanding our lending activities, (iii) diversifying our sources of income, (iv) delivering high quality products and services through our associates, and (v) growing our business in a safe and sound manner.


     Increase Penetration of and Expand our Geographic Market.

     We have made a significant increase in our market penetration in York County during the past seven years. One key strategy to continue long-term growth is to increase our total financial services relationship with our existing clients. Additionally, we plan to expand by entering economically and demographically attractive markets through de novo branching. During 1999 we opened our Hellam office and plan to open offices in Dillsburg and Newberrytown later this year or in early 2000. We recently opened loan production offices in Mechanicsburg, Pennsylvania and Frederick, Maryland to capitalize on market opportunities. We also plan to expand through acquisitions of and alliances with other financial services companies that we believe will add value to our franchise by bringing new products, services and customers to our institution. Lastly, we will expand through alternative delivery channels, such as our ATM network which as of June 30, 1999 had increased 33% to 28 ATM's since June 30, 1998. We have also experienced success with our supermarket and convenience store branches, which give us the opportunity to be in locations that are convenient to existing and potential customers.


     Expand Lending Activities.

     We intend to continue our focus on lending to small and medium-sized businesses in our market. Our commercial loan portfolio has grown from $122.0 million at December 31, 1995 to $259.4 million at June 30, 1999, a 112.6% increase. Our commercial loan portfolio accounted for 47.8% of the total loan portfolio at December 31, 1995 and accounted for 60.9% of the total loan portfolio at June 30, 1999. Because of the consolidation in the York County banking market, we have had opportunities to develop new lending and deposit relationships with established businesses.


     Diversify Sources of Income.

     In addition to growing our net interest income, our strategy is to continue improving our profitability by increasing non-interest income, particularly in our Investment Services & Trust Division. To accomplish this strategy, we recently hired a new manager of the Investment Services & Trust Division who has extensive commercial banking and investment management experience.
Additionally, we earn non-interest income from other areas including gains on sales of residential mortgage loans, deposit product service fees, non-credit corporate banking fees and ATM fees. We are evaluating other initiatives that will complement our existing products and services and increase non-interest income.


     Deliver High Quality Products and Services Through Our Associates.

     We believe that the recent trend towards consolidation in the banking industry has created a shortage of institutions capable of providing high quality, personalized banking services to individuals and local businesses. We have initiated a comprehensive strategy to achieve our goal of superior sales and service by (i) training our front line personnel to become trusted advisers to our clients, (ii) implementing compensation strategies that reward employees for delivering superior sales and service, (iii) using technology to ensure that we match the appropriate products to the needs of our customers and potential customers, and (iv) enhancing our positive image in the community by encouraging participation in community activities by all of our employees.

     Grow Our Business in a Safe and Sound Manner.

     Economic conditions have been favorable for financial institutions in Pennsylvania and Maryland during the last eight years. During this period, we have experienced significant growth in our loan portfolio. We are cognizant of the relationship in the banking industry between rapid loan growth and poor loan quality. Maintaining strong loan quality has been and will continue to be a strategic focus. To accomplish this goal, we continually evaluate and update our internal control framework, particularly in relation to credit quality. Additionally, we have implemented a formal risk management policy and procedures for executing our lending policy. In addition to credit risk, we assess interest rate risk, market risk and operations risk on a regular basis to ensure our institution is run in a safe and sound manner.


Market Opportunity.

     We are a community-focused financial institution with our main office in York, Pennsylvania, 16 branches located throughout York County and loan production offices in Cumberland County, Pennsylvania and Frederick, Maryland. York County is located along the Interstate 83 corridor between Baltimore and Harrisburg, Pennsylvania's capital. York County is accessible to Pennsylvania's largest metropolitan markets, Philadelphia and Pittsburgh, via the Pennsylvania Turnpike which passes through the northern tier of the county. The southern end of the county is a bedroom community for the Baltimore metropolitan area.

                    -----------------------------------------
                       Travel Distance from City of York

                      Area                             Miles
                    -----------------------------------------

                    Baltimore                              45
                    Philadelphia                           97
                    Washington, D.C.                       90
                    New York City                         200
                    Pittsburgh                            220
                    -----------------------------------------

     Local Banking Industry.

     York County is served by approximately eighteen banks and three thrifts operating 145 branches. Consolidations, particularly among our largest competitors, and the resulting disruption in customer relationships have allowed community-based financial institutions such as ours to improve our market share position by offering a quality alternative to the larger financial institutions. During the three years ended June 30, 1999, we have increased deposits in excess of

54.1%, or 18.0% on an annualized basis.  During the three years ended June
30, 1999, we have increased loans in excess of 60.6%, or 20.2% on an annualized basis.


     Demographics.

     According to Woods & Poole Economics, Inc., York County is ranked 8th of 67 Pennsylvania counties in terms of total population (see table below). Total population grew 8.6% between 1980 and 1990. The current population is approximately 373,000.

      --------------------------------------------------------------------
                                    York
                                   County       PA           U.S.
                                  -------   ----------   -----------

      Population                  373,000   12,049,000   270,051,000
      State Rank *                    8th

      Unemployment Rate (4/99)        3.1%         4.1%          4.1%
      State Rank *                    8th
      --------------------------------------------------------------------
      * Rank of 67 counties


      Employment.

      York County's economic strength is grounded in its employment diversity and solid manufacturing base. According to Woods & Poole Economics, Inc., manufacturing accounts for approximately 25% of jobs in the county, compared to approximately 15% in Pennsylvania and 13% nationwide. York County's manufacturers include well-known names such as Harley Davidson, Dentsply, York International and Pfaltzgraff. Other significant employers are in the health care, services and snack food industries. From April 1998 to April 1999, retail trade expanded by 1,200 jobs as York County's economy remained strong. Other growth industries and the respective increase in jobs from April 1998 to April 1999 include: services (+600 jobs), transportation and utilities (+500 jobs), wholesale trade (+300 jobs), transportation equipment (+200 jobs) and food products (+200 jobs). The York County unemployment rate as of April 30, 1999 was 3.1%, compared to 4.1% in Pennsylvania and 4.1% in the United States.

      The positive economic environment and our focus on the communities we serve have contributed to our strong growth. We plan to continue capitalizing on the customer service disruptions that have taken place as a result of bank consolidations in our marketplace. We believe our continued emphasis on customer relationships, combined with a positive economic and industry environment, will continue to present us with opportunities to continue our long-term growth.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following section of this Prospectus sets forth information concerning the financial condition and results of operations of Drovers as of and for the six month periods ending June 30, 1999 and June 30, 1998 and for the years ended December 31, 1998 and indicated prior years. The information presented is not intended to be complete. You should read Drovers' consolidated financial statements and related notes included in our annual report on Form 10-K for the year ended December 31, 1998 and our quarterly report on Form 10-Q for the six months ended June 30, 1999, and the management's discussion and analysis set forth in such reports, which are incorporated by reference in this Prospectus.


                             RESULTS OF OPERATIONS

      The consolidated earnings of Drovers are derived primarily from the operations of its wholly-owned subsidiaries. Drovers is a bank holding company. The Bank, Drovers' principal subsidiary, is a Pennsylvania state-chartered, FDIC insured bank. The Bank has two wholly-owned subsidiaries, 96 South George Street, Inc. and Drovers Investment Company. 96 South George Street, Inc.'s primary asset is an office building attached to the Bank's main office, which houses its corporate headquarters. Drovers Investment Company holds certain investment assets. Drovers Realty Company, a direct wholly-owned subsidiary of Drovers, has various real estate holdings, including ground and building leases. It rents the real estate to the Bank for use as branch offices. Drovers Capital Trust I is a newly formed Delaware trust subsidiary that issued on September 17, 1999 $7.5 million of 9.25% capital securities, the proceeds of which were invested in junior subordinated debentures issued by Drovers.

      Six Month Periods Ended June 30, 1999 and 1998.

      Drovers recorded net income of $3.7 million and $3.3 million for the six months ended June 30, 1999 and 1998, respectively. The return on average equity
(ROAE) and return on assets (ROAA) for the six months ended June 30, 1999 were 14.90% and 1.21%, respectively. This compares to an ROAE and ROAA for the same period last year of 14.51% and 1.20%, respectively.

      Years Ended December 31, 1998, 1997 and 1996.

      Drovers recorded net income of $6.8 million, $5.6 million and $4.8 million in 1998, 1997 and 1996, respectively. The return on average equity (ROAE) and return on average assets (ROAA) in 1998 were 14.69% and 1.22%, respectively. This compares to an ROAE and ROAA in 1997 of 13.88% and 1.15%, respectively, and an ROAE and ROAA in 1996 of 13.31% and 1.20%, respectively.

Net Interest Income.

      Net interest income represents the difference between the interest earned on loans and investments and the interest paid on deposits and other sources of funds. Net interest income is a measurement of how well management balances interest rate sensitive assets and liabilities while maintaining adequate interest margins.

      Six Month Periods Ended June 30, 1999 and 1998.

      The following table presents the trends in net interest income for the six month periods ended June 30, 1999 and 1998:

                                                     Six Months Ended June 30,
(In thousands)                                        1999     1998    Change
-----------------------------------------------------------------------------
     Interest income                                 $21,749  $20,142  $1,607
     Interest expense                                 11,102   10,718     384
                                                     ------------------------
     Net interest income                             $10,647  $ 9,424  $1,223
                                                     ========================

     Drovers' largest category of earning assets consists of loans to businesses and individuals. The majority of earning assets are supported by commercial and consumer deposits and shareholders' equity. Changes in net interest income are determined by variations in the volume and mix of assets and liabilities as well as their sensitivity to interest rate movements.

     Net interest income increased $1.2 million during the first six months of 1999 over the same period of 1998. Average earning assets increased 12.0% to $574.9 million for the first half of 1999 compared to $513.6 million for the same period last year and 9.6% compared to $524.7 million for all of 1998. The margin for the first six months of 1999 was 3.74% compared to 3.70% for the first half of 1998 and 3.67% for all of last year. Contributing to the boost in the margin was a decline in the average cost on time deposits, which decreased 0.37% during the first six months of 1999 from the same period in 1998 and 0.33% from all of 1998. The decline in the cost on time deposits and the increase in average earning assets for the first six months of 1999 offset a decline in yield on loans.

     Years Ended December 31, 1998 and 1997.

     Net interest income rose 13.2% or $2.2 million in 1998 as compared to 1997, after advancing 11.5% or $1.7 million in 1997 as compared to 1996. Increased volume drove the increases in net interest income for 1998 and 1997.

                                                         Years Ended December 31,           % Change
(In thousands)                                           1998      1997      1996        98/97    97/96
-----------------------------------------------------------------------------------     ----------------
Total interest income                                   $40,991  $36,267    $30,055       13.0%    20.7%
Total interest expense                                   21,736   19,254     14,791       12.9%    30.2%
                                                        ------------------------------------------------
Net interest income                                     $19,255  $17,013    $15,264       13.2%    11.5%
                                                        ================================================


     The following table depicts the changes in rate and volume components of net interest income:

                                                                      1998 over 1997                       1997 over 1996
                                                              -------------------------------      ------------------------------
                                                               Total          Change Due To         Total        Change Due To
(In thousands)                                                 Change        Rate      Volume       Change      Rate     Volume
---------------------------------------------------------------------------------------------------------------------------------
Total interest income                                          $ 4,724      $  -787    $ 5,511       $6,212     $   14     $6,198
Total interest expense                                           2,482         -132      2,614        4,463        714      3,749
                                                               -------      -------    -------       ------     ------   --------
Net interest income                                            $ 2,242      $  -655    $ 2,897       $1,749     $ -700     $2,449
                                                               =======      =======    =======       ======     ======   ========

          Two of the primary performance measures that indicate how successful a bank is in managing its asset and liability structure are net interest spread and net interest margin. Net interest spread is the average rate earned on earning assets less the average rate paid on interest-bearing funds. Net interest margin incorporates both the net interest spread and margin on earning assets financed by noninterest-bearing funds. The following table illustrates the net interest spread and the net interest margin:


                                       1998 Average        1997 Average
(In thousands)                        Balance   Rate      Balance    Rate
--------------------------------------------------------------------------
Earning assets                       $524,729   7.81%    $458,752    7.91%
                                     =====================================
Financed by:
    Interest-bearing funds           $463,520   4.69%    $408,069    4.72%
    Noninterest-bearing funds          61,209     --       50,683      --
                                     -------------------------------------
       Total                         $524,729   4.14%    $458,752    4.20%
                                     =====================================
Net interest income                  $ 19,255            $ 17,013
                                     ========            ========
Net interest spread                             3.12%                3.19%
Net interest income margin                      3.67%                3.71%

          The average spread and margin declined 0.07% and 0.04%, respectively, in 1998 as compared to 1997. The average yield on earning assets decreased 0.10% in 1998 as compared to 1997. This decrease was partially offset by a 0.03% decline in the cost of interest-bearing funds.

          Drovers increased holdings in investment securities throughout 1997. This strategy generated net interest income used to offset the costs of an expanding branch office network. The increased holdings in lesser yielding investment securities, however, resulted in a narrower spread and margin, which bottomed out in the fourth quarter of 1997 when the margin was 3.56%.

          Drovers experienced extraordinary loan demand in 1998. The combination of a strong local economy, low interest rates and customer dissatisfaction with large bank mergers caused the demand. This resulted in strong loan growth accounting for nearly all of the increase in interest-bearing assets. This change in mix of higher yielding loans compared to investment securities caused the margin to increase throughout most of 1998.


Noninterest Income.

          Six Month Periods Ended June 30, 1999 and 1998.

                                                        Six Months
                                                       Ended June 30,
(In thousands)                                      1999    1998  Change
------------------------------------------------------------------------
Trust income                                      $  674  $  588   $  86
Service charges on deposit accounts                  921     792     129
Securities gains                                      67     231    -164
Net gains on loan sales                              549     584     -35
Equity in losses of real
 estate ventures                                    -111     -55     -56
Other                                                624     578      46
                                                  ----------------------
Total                                             $2,724  $2,718   $   6
                                                  ======================

          Noninterest income increased slightly for the six months ended June 30, 1999 as compared to the six months ended June 30, 1998. The gain on sale of loans declined $35,000 for the first half of 1999 as compared to the first half of 1998 as mortgage refinancing activity decreased. Income from gain on sale of securities decreased $164,000 for the six month period ended June 30, 1999 compared with the same period in 1998. Drovers sold a portion of its community bank stock portfolio during the first half of 1998.

          Offsetting the decline in gains from asset sales was an increase in service charges on deposit accounts and trust income, which increased $129,000 and $86,000, respectively, for the six month period ended June 30, 1999 versus the comparable period of 1998. An increase in collection of insufficient fund and return check charges caused most of the growth in service charges on deposit accounts.

          The fair value of investments managed by the Investment Services and Trust Division was $254.9 million at June 30, 1999, an increase of $25.3 million, or 11.0%, over June 30, 1998. The division has experienced growth in employee benefits, personal trust and investment management accounts. Overall increases in the equity markets continued to boost the value of assets managed and the related fee income.

          Years Ended December 31, 1998 and 1997.


                             Years Ended December 31,           % Change
(In thousands)                1998     1997     1996      98/97   97/96   96/95
--------------------------------------------------------------------------------
Investment services and
    trust income            $1,295   $1,105   $1,020       17.2%    8.3%   10.4%
Service charges on deposit
    accounts                 1,692    1,293    1,199       30.9%    7.8%   22.1%
Securities gains               262      197      196       33.0%    0.5%   84.9%
Net gains on loan sales      1,044      491      390      112.6%   25.9%   40.3%
Equity in losses of
    real estate ventures      -104      -81     -137       28.4%  -40.9%  114.1%
Other                        1,219      948      696       28.6%   36.2%   13.9%
                            ----------------------------------------------------
Total other income          $5,408   $3,953   $3,364       36.8%   17.5%   18.6%
                            ====================================================

          Noninterest income was $5.4 million in 1998, an increase of $1.5 million from 1997. The 1997 noninterest income was $4.0 million, an increase of $589,000 over the 1996 level of $3.4 million.

          Income from the Investment Services and Trust Division increased $190,000, or 17.2%, in 1998 versus 1997. The fair value of investments managed by the Division was $252.1 million at the end of 1998, an increase of 16.2% over the prior year end. The Division experienced strong growth in the trust services area, including employee benefits, personal trust and in investment management accounts. Overall increases in the equity markets the past three years helped boost the value of assets managed and the related fee income.

          Service charges on deposit accounts increased $399,000, or 30.9%, in 1998 versus 1997. Drovers engaged a consulting group in the fourth quarter of 1997. The consultants completed an analysis of various products and processes that sought ways to enhance productivity by reducing expenses and improving noninterest income. Most of the increase in deposit service charges was a direct result of implementing their recommendations. Fees from business checking accounts grew in 1997 due to growth in business deposits. In April 1996, Drovers raised automatic teller machine (ATM) transaction fees which helped increase deposit service charges throughout 1998 and 1997.

          Net gains from investment securities sales were $262,000 in 1998. Drovers liquidated some of its community bank stock portfolio accounting for most of the gains. A similar liquidation in late 1997 accounted for $74,000 in gains. The other gains in 1997 and in 1996 came from investment portfolio restructuring used to increase interest income and decrease overall asset sensitivity.

          Net gains on loan sales result mostly from the sale of residential mortgages. Low interest rates, a strong economy and a mild winter pushed gains to record levels in 1998. Mortgage loans sold were $60.8 million, $30.3 million and $23.8 million in 1998, 1997 and 1996, respectively. When Drovers sells loans and retains servicing, it recognizes a servicing asset. This recognition increases the loan sale gains. Mortgage servicing rights recognized and included in loan sale gains were $361,000, $197,000 and $176,000 in 1998, 1997 and 1996, respectively. Drovers sold a small credit card portfolio in 1998 for a gain of $43,000. The sale of commercial loan participations in 1998 totaled $3.7 million and generated a $28,000 gain from capitalizing the loan servicing rights.

          Drovers recognized a $104,000 loss during 1998 from its equity investments in four real estate limited partnerships. The partnerships were formed to renovate properties for lease as low-income housing apartments. The first two partnerships opened in 1994 and 1996. Both remain fully occupied.
The third partnership opened its first of two buildings in late 1998. Apartment rent-up has exceeded projections. Construction has begun on the building owned by the fourth partnership and is expected to open in 1999. Drovers receives substantial financial benefits from these investments in the form of historic and low-income tax credits.

          Other income increased $271,000, or 28.6%, in 1998 versus 1997. Drovers offers ATM and debit cards, charges surcharges for non-customers using our ATM machines and provides electronic interchange services for various merchants. The fees associated with these various electronic transactions have steadily increased. In 1998, these fees increased $157,000 as compared to 1997, and provided most of the growth in other income. The ATM surcharge generated $180,000 in fees in 1997, its first year of implementation. Loan servicing income continues to provide a steady source of other income. Total mortgage loans serviced were $106.6 million, $100.4 million and $93.3 million at the end of 1998, 1997 and 1996, respectively.


Noninterest Expense.

          Six Month Periods Ended June 30, 1999 and 1998.


                                                      Six Months
                                                    Ended June 30,
          (In thousands)                         1999    1998  Change
          -----------------------------------------------------------
          Salaries and employee benefits       $4,365  $4,013    $352
          Occupancy and premises                  644     545      99
          Furniture and equipment                 679     595      84
          Marketing expense                       350     302      48
          Net cost of operation of other
           of other real estate                   -24      18     -42
          Supplies                                255     243      12
          Other taxes                             217     193      24
          Other                                 1,582   1,501      81
                                               ----------------------
          Total                                $8,068  $7,410    $658
                                               ======================

     Noninterest expenses increased $658,000 for the first six months of 1999 as compared to the first six months of 1998. Salaries and benefits are the largest component of noninterest expense and increased $352,000 for the first half of 1999 as compared to the first half of 1998. Staffing at the new Hellam office, which opened in January 1999, contributed to the increase. Average full-time equivalent staffing levels were 218 at June 30, 1999 compared to 215 at June 30, 1998. Accrued incentive compensation increased $94,000 for the first half of 1999 as compared to the first half of 1998.

     Occupancy and premises expense increased $99,000 for the six month period ended June 30, 1999 as compared to the first half of 1998. The opening of the Hellam office contributed to this increase. Furniture and equipment expense increased $84,000 for the first six months of 1999 as compared to the first six months of 1998 due to increases in equipment depreciation and maintenance contracts.

     Noninterest expenses increased $81,000 for the six month period ended June 30, 1999 as compared to the first half of 1998. Affecting this increase were increases in data processing, legal, loan servicing rights amortization and over and short charges. The increase in expenses was partially offset by a decrease in consulting services.

     Years Ended December 31, 1998, 1997 and 1996.


                            Years Ended December 31,           % Change
(In thousands)                1998     1997     1996     98/97   97/96   96/95
------------------------------------------------------   ----------------------

Salaries and employee
    benefits               $ 8,006  $ 7,597  $ 6,818       5.4%   11.4%    6.1%
Occupancy and premises       1,246      917      827      35.9%   10.9%    3.6%
Furniture and equipment      1,365    1,111      896      22.9%   24.0%   22.1%
Marketing                      645      441      627      46.3%  -29.7%   61.2%
Net cost of operation of
    other real estate           56       53       26       5.7%  103.8%  766.7%
Supplies                       535      443      442      20.8%    0.2%   27.7%
Other taxes                    375      331      325      13.3%    1.8%   10.5%
Other                        3,003    2,341    2,089      28.3%   12.1%    1.0%
                           ----------------------------------------------------
Total other expenses       $15,231  $13,234  $12,050      15.1%    9.8%    9.0%
                           ====================================================

          Noninterest expenses include all expenses except interest, provision for loan losses and income taxes. In 1998, total noninterest expenses increased $2.0 million, or 15.1%

          Salaries and employee benefits are the most significant noninterest expense category, representing 52.6% of total noninterest expenses for 1998. In 1998, salaries and employee benefits increased $409,000, or 5.4% over 1997. Full-time equivalent staffing levels were 215 at the end of 1998 compared to 209 in 1997 and 193 in 1996. Drovers maintains two incentive compensation plans. Both plans require minimum earnings targets before incentives are paid. Drovers paid incentives of $511,000, $391,000 and $234,000 in 1998, 1997 and 1996, respectively.

          Occupancy and premises expense increased $329,000, or 35.9%, during 1998 as compared to 1997. Two branch offices opened in late 1997 caused most of this year's increase. Lease payments for the new Hellam office, opened in January 1999, began in the fourth quarter. During December 1998 Drovers accelerated the depreciation expense on a branch office scheduled for relocation within a grocery store. This resulted in an additional $56,000 in expense. Occupancy and premises expense includes the lease revenues less operating expenses of the 96 South George Street office building for office space not occupied by Drovers. This resulted in a reduction of total occupancy and premises expense of $17,000, $111,000 and $134,000 in 1998, 1997 and 1996,
respectively. The positive impact to occupancy and premises expense has declined due to an increase in space occupied by Drovers and its subsidiaries.

          Furniture and equipment expense increased $254,000, or 22.9%, in 1998 versus 1997. Personal computer and Year 2000 software upgrades contributed to the increase. Depreciation expense rose due to the equipment purchased for the new branch offices. Costs associated with a mainframe and ATM network upgrade and the depreciation expense related to the Dover branch office caused the 1997 increase. Drovers installed a wide area computer network and renovated office space in two buildings in the fourth quarter of 1995. The full impact of the depreciation from these capital expenditures occurred in 1996.

          Marketing expense grew $204,000, or 46.3%, during 1998 versus 1997. During 1998 Drovers conducted an extensive image and branding campaign. The campaign focused on Drovers' community bank image and commitment to the markets it serves. The Bank celebrated its 115th anniversary in June of 1998.

          The net cost of operating other real estate was $56,000 in 1998 compared to $53,000 in 1997 and $26,000 in 1996. Other real estate held was $148,000, $154,000 and $803,000 at year end 1998, 1997 and 1996, respectively.

          Other expenses increased $662,000, or 28.3%, in 1998 versus 1997. Professional services increased $146,000 in 1998 as compared to 1997 mainly due to consulting services discussed previously. Total costs for consulting services were approximately $270,000, well below the savings received from implementing the consultants' recommendations. In addition, Drovers commissioned an organizational sales assessment in 1998. As a result, extensive sales and sales management training was begun in 1999. The training will help sustain growth and high performance. Amortization of loan servicing rights increased $96,000 in 1998 due to an increase in residential mortgage loan refinancings. Data processing expenses increased $106,000 caused primarily by the expansion of our ATM network. Higher consulting and data processing expenses contributed to the 1997 increase. Legal fees and checking account benefits purchased from a third party caused the increase in 1996.

Taxation.

          Six Month Periods Ended June 30, 1999 and 1998.

          Drovers recognized a provision for income taxes of $764,000 for the six months ending June 30, 1999. The average tax rate, applicable income taxes divided by income before taxes, was 17.2%. This compares to an average tax rate of 16.6% for all of 1998.

          Years Ended December 31, 1998, 1997 and 1996.

          Drovers seeks to minimize its tax liability by investing in low-income housing partnerships that provide tax credits, purchasing tax-free municipal bonds and purchasing equity investments eligible for partially tax-free dividends. The effective tax rate was 16.6% in 1998, 23.3% in 1997 and 18.3% in 1996. Tax credits received were $807,000, $279,000 and $633,000 in 1998, 1997 and 1996, respectively. Average municipal bonds were $23.5 million, $22.2 million and $14.7 million in 1998, 1997 and 1996, respectively. Average equity securities were $18.2 million in 1998, $13.1 million in 1997 and $5.5 million in 1996. The effective tax rate fluctuates mainly from the level of tax credits received. Drovers increased its holdings in tax advantaged investments to help offset increasing taxable income. Projected tax credits are $789,000 in 1999, $595,000 per year in 2000 through 2003 and $2.2 million thereafter.

                              FINANCIAL CONDITION

          Six Month Period Ended June 30, 1999.

          The following comparison of actual balances indicates how Drovers has generated and employed its funds for the six months ending June 30, 1999:

                                       Balance      Balance
                                       June 30,    December 31
                      (In thousands)    1999          1998        $ Change       % Change
------------------------------------------------------------------------------------------

FUNDING USES:
Money market investments............  $  2,109      $    479       $ 1,630         340.3%
Investment securities...............   177,829       161,619        16,210          10.0%
Loans (net).........................   421,598       386,197        35,401           9.2%
                                      ---------------------------------------------------
Total interest-bearing assets.......   601,536       548,295        53,241           9.7%
Noninterest-bearing assets..........    41,936        49,498        -7,562         -15.3%
                                      ---------------------------------------------------
TOTAL USES..........................  $643,472      $597,793       $45,679           7.6%
                                      ===================================================

FUNDING SOURCES:
Interest-bearing demand deposits....  $ 52,615      $ 51,211       $ 1,404           2.7%
Savings deposits....................   132,024       121,479        10,545           8.7%
Time deposits.......................   248,384       229,643        18,741           8.2%
Short-term borrowings...............    29,680        23,325         6,355          27.2%
Long-term borrowings................    74,709        62,830        11,879          18.9%
                                      ---------------------------------------------------
Total interest-bearing liabilities..   537,412       488,488        48,924          10.0%
Noninterest-bearing demand
     deposits.......................    50,606        55,339        -4,733          -8.6%
Other liabilities...................     6,805         5,773         1,032          17.9%
Shareholders' equity................    48,649        48,193           456           0.9%
                                      ---------------------------------------------------
TOTAL SOURCES.......................  $643,472      $597,793       $45,679           7.6%
                                      ===================================================

          Total assets have increased $45.7 million, or 7.6%, since December 31, 1998. Net loans grew $35.4 million and investment securities grew $16.2 million during the first half of 1999. Commercial loan demand remained strong during the first six months of 1999. During the first half of 1999, commercial loans grew $26.0 million, or 11.9%, with $19.9 million, or 76.7%, of this growth comprised of loans secured by real estate. Consumer installment loans, including loans secured by residential real estate, increased $5.5 million, or 8.3%, primarily as a result of a Home Equity Lending Program in our branch offices during the first half of 1999.


          During the first six months of 1999, management increased holdings in investment securities $16.2 million to leverage Drovers' capital base. Total investment purchases during the first half of 1999 were $49.9 million. The purchases included fixed rate mortgage-backed and collateralized mortgage obligations, variable rate corporate obligations, fixed rate municipal bonds and fixed rate agency notes. Drovers also sold $6.0 million of U.S. government corporate and agency bonds, classified as held-to-maturity during the first half of 1999. These bonds were within three months of a probable call date and the sales resulted in gains of $26,000.


          Deposits, which grew $26.0 million, or 5.7%, during the first half of 1999, funded most of the asset growth during that time frame. Certificates of deposit and other time deposits and savings deposits contributed most of the growth, increasing $18.7 million and $10.5 million, respectively, during the first half of 1999. Drovers' Indexed Money Fund, a savings product that pays a money market interest rate, grew $6.8 million, or 12.9%, during the first half of 1999. The remaining assets were funded with short-term and long-term borrowings from the Federal Home Loan Bank of Pittsburgh. The long-term borrowings included $12.0 million with a fixed rate of interest until at least 2004.

          Years Ended December 31, 1998, 1997 and 1996.

          Drovers functions as a financial intermediary and, therefore, its financial condition and progress may be examined in terms of trends in its sources and uses of funds. The following comparison of average daily balances indicates how Drovers has generated and employed its funds:

                                           1998                         1997                1996
                            ------------------------------  ---------------------------    --------
                            Average   Increase              Average     Increase           Average
(In thousands)              Balance  (Decrease)       %     Balance    (Decrease)    %     Balance
---------------------------------------------------------------------------------------------------
Funding uses:
 Interest-bearing
   deposits                $    653    $  (601)     (47.9)% $  1,254    $(1,621)   (56.4)% $  2,875
 Investment securities      169,069      4,578        2.8%   164,491     60,010     57.4%   104,481
 Loans                      355,007     62,000       21.2%   293,007     27,474     10.3%   265,533
                           ------------------------------------------------------------------------
   Total interest-
    earning assets          524,729     65,977       14.4%   458,752     85,863     23.0%   372,889
 Noninterest-earning
   assets                    34,443      1,958        6.0%    32,485        753      2.4%    31,732
                           ------------------------------------------------------------------------
Total uses                 $559,172    $67,935       13.8%  $491,237    $86,616     21.4%  $404,621
                           ========================================================================

Funding sources:
 Demand deposits           $ 45,935    $ 3,349        7.9%  $ 42,586    $ 1,140      2.8%  $ 41,446
 Savings deposits           119,555     18,243       18.0%   101,312     27,010     36.4%    74,302
 Time deposits              218,759     18,136        9.0%   200,623     28,997     16.9%   171,626
 Short-term borrowings       28,418      2,758       10.7%    25,660     13,373    108.8%    12,287
 Long-term borrowings        50,853     12,965       34.2%    37,888      6,852     22.1%    31,036
                           ------------------------------------------------------------------------
   Total interest-
    bearing liabilities     463,520     55,451       13.6%   408,069     77,372     23.4%   330,697
 Demand deposits             41,752      4,677       12.6%    37,075      3,821     11.5%    33,254
 Other liabilities            7,550      2,013       36.4%     5,537      1,296     30.6%     4,241
 Shareholders' equity        46,350      5,794       14.3%    40,556      4,127     11.3%    36,429
                           ------------------------------------------------------------------------
Total sources              $559,172    $67,935       13.8%  $491,237    $86,616     21.4%  $404,621
                           ========================================================================

  Total average assets were $559.2 million in 1998, representing a $67.9 million, or 13.8%, increase from 1997. Loans accounted for nearly all the growth, increasing $62.0 million, or 21.2%, in 1998 versus 1997. Commercial and residential mortgage lending provided most of the growth in loans.

  Total deposits grew $44.4 million, or 11.6%, in 1998 versus 1997. The deposit growth in 1998 funded 65.4% of the asset growth in 1998. The popular Indexed Money Fund provided most of the growth in savings deposits, which grew $18.2 million from year end 1998 over year end 1997. Certificate of deposit balances continued to grow, increasing time deposits $18.1 million from year end 1998 over year end 1997. Average short and long term borrowings increased $15.7 million from year end 1998 over year end 1997. Additional borrowings at the Federal Home Loan Bank accounted for most of the increase.

Average Balances and Rates.

 Six Month Periods Ended June 30, 1999 and 1998.

                                               YTD June 1999             YTD June 1998
                                     ----------------------------  --------------------------
                                     Average              Average  Average            Average
(In thousands)                       Balance   Interest    Rate    Balance   Interest  Rate
---------------------------------------------------------------------------------------------

ASSETS:
Interest-earning assets:
 Interest-bearing deposits
  with banks                         $    361   $    12     6.70%  $  1,078   $    32  5.99%
 Taxable investment securities        127,537     4,021     6.36%   132,857     4,261  6.47%
 Equity securities                     19,367       554     5.77%    17,892       503  5.67%
 Tax-exempt investment securities      24,015       633     5.32%    23,802       646  5.47%
 Loans                                403,655    16,529     8.26%   337,927    14,700  8.77%
                                     -------------------------------------------------------
     TOTAL                            574,935   $21,749     7.63%   513,556   $20,142  7.91%
                                                =======                       =======
Noninterest-earning assets             37,948                        33,259
                                     --------                      --------
TOTAL ASSETS                         $612,883                      $546,815
                                     ========                      ========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
 Demand deposits                     $ 52,158   $   249     0.96%  $ 44,830   $   268  1.21%
 Savings deposits                     129,053     2,140     3.34%   117,524     2,187  3.75%
 Time deposits                        239,680     6,383     5.37%   212,405     6,048  5.74%
 Short-term borrowings                 20,064       468     4.70%    30,170       790  5.28%
 Long-term borrowings                  69,661     1,862     5.39%    49,947     1,425  5.75%
                                     -------------------------------------------------------
     TOTAL                            510,616   $11,102     4.38%   454,876   $10,718  4.75%
                                                =======                       =======
Noninterest-bearing liabilities:
 Demand deposits                       44,849                        39,727
 Other liabilities                      7,500                         7,060
 Shareholders' equity                  49,918                        45,152
                                     --------                      --------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                 $612,883                      $546,815
                                     ========                      ========

NET INTEREST SPREAD                                         3.25%                      3.16%
                                                            ====                       ====

INTEREST EXPENSE AS A
PERCENT OF EARNING
ASSETS                                                      3.89%                      4.21%

NET INTEREST INCOME
MARGIN                                          $10,647     3.74%             $ 9,424  3.70%
                                                =======     ====              =======  ====

  Average nonaccrual loans included in average loans for the six months ended June 30, 1999 and 1998 were $1.1 million and $631,000, respectively. Year-to-date loan fees included in interest income were $617,000 and $682,000 for 1999 and 1998, respectively.

 Years Ended December 31, 1998, 1997 and 1996.



                                                1998                            1997                          1996
                                    -----------------------------   ----------------------------  ---------------------------
                                    Average              Average    Average             Average   Average             Average
          (In thousands)            Balance   Interest     Rate     Balance   Interest    Rate    Balance   Interest    Rate
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
 Interest-bearing deposits
   with banks                       $    653   $    41      6.28%  $  1,254    $    70     5.58%  $  2,875   $   155     5.39%
 Taxable investment securities       127,311     8,156      6.41%   129,170      8,712     6.74%    84,232     5,492     6.52%
 Equity securities                    18,212     1,033      5.67%    13,114        767     5.85%     5,503       336     6.11%
 Tax-exempt investment
   securities                         23,546     1,278      5.43%    22,207      1,231     5.54%    14,746       873     5.92%
 Loans                               355,007    30,483      8.59%   293,007     25,487     8.70%   265,533    23,199     8.74%
                                    ------------------------------------------------------------------------------------------
   TOTAL                             524,729   $40,991      7.81%   458,752    $36,267     7.91%   372,889   $30,055     8.06%
                                               =======                         =======                       =======
Noninterest-earning assets            34,443                         32,485                         31,732
                                    --------                       --------                       --------
TOTAL ASSETS                        $559,172                       $491,237                       $404,621
                                    ========                       ========                       ========

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
 Demand deposits                    $ 45,935   $   534      1.16%  $ 42,586    $   514     1.21%  $ 41,446   $   510     1.23%
 Savings deposits                    119,555     4,379      3.66%   101,312      3,600     3.55%    74,302     2,116     2.85%
 Time deposits                       218,759    12,461      5.70%   200,623     11,530     5.75%   171,626     9,696     5.65%
 Short-term borrowings                28,418     1,491      5.25%    25,660      1,353     5.27%    12,287       584     4.75%
 Long-term borrowings                 50,853     2,871      5.65%    37,888      2,257     5.96%    31,036     1,885     6.07%
                                    -----------------------------------------------------------------------------------------
   TOTAL                             463,520   $21,736      4.69%   408,069    $19,254     4.72%  $330,697   $14,791     4.47%
                                               =======                         =======                       =======

Noninterest-bearing liabilities:
 Demand deposits                      41,752                         37,075                         33,254
 Other liabilities                     7,550                          5,537                          4,241
 Shareholders' equity                 46,350                         40,556                         36,429
                                    --------                       --------                       --------

TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY               $559,172                       $491,237                       $404,621
                                    ========                       ========                       ========

NET INTEREST SPREAD                                         3.12%                          3.19%                         3.59%
                                                            ====                           =====                         =====

INTEREST EXPENSE AS A
 PERCENT OF EARNING
 ASSETS                                                     4.14%                          4.20%                         3.97%

NET INTEREST INCOME
 MARGIN                                        $ 19,255    3.67%               $17,013     3.71%             $15,264     4.09%
                                               ========    =====               =======     =====             =======     ====

  Average nonaccrual loans included in average loans for 1998, 1997 and 1996 were $797,000, $680,000 and $2.2 million, respectively. Loan fees included in interest income were $1.2 million, $483,000 and $356,000 in 1998, 1997 and 1996, respectively.

Investment Securities.

  The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of June 30, 1999 are as follows:

                                                              Gross       Gross
                                               Amortized    Unrealized  Unrealized    Fair
(In thousands)                                   Cost         Gains       Losses     Value
-------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations
 of U.S. government corporations
 and agencies                                    $ 1,488          $ 26       $ 0    $ 1,514
Obligations of states and political
 subdivisions                                     15,167           353         1     15,519
Mortgage-backed securities and
 collateralized mortgage obligations               6,805            85        14      6,876
                                                 ------------------------------------------
Total investment securities                      $23,460          $464       $15    $23,909
                                                 ==========================================

  The amortized cost and estimated fair value of investment securities classified as available-for-sale as of June 30, 1999 are as follows:

                                                               Gross      Gross
                                               Amortized    Unrealized  Unrealized    Fair
(In thousands)                                   Cost         Gains       Losses     Value
--------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations
 of U.S. government corporations
 and agencies                                   $ 13,494        $    6    $  193    $ 13,307
Obligations of states and political
 subdivisions                                     11,941            73       272      11,742
Corporate obligations                             10,154            57       116      10,095
Mortgage-backed securities and
 collateralized mortgage obligations             101,022           303     1,851      99,474
                                                --------------------------------------------
Total debt securities                            136,611           439     2,432     134,618
Equity securities                                 19,170           673        92      19,751
                                                --------------------------------------------
Total investment securities                     $155,781        $1,112    $2,524    $154,369
                                                ============================================


  Years Ended December 31, 1998, 1997 and 1996.

  The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1998 are as follows:

                                                              Gross        Gross
                                               Amortized    Unrealized  Unrealized    Fair
(In thousands)                                   Cost         Gains       Losses     Value
-------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations
 of U.S. government corporations
 and agencies                                    $ 8,476          $139       $ 0    $ 8,615
Obligations of states and political
 subdivisions                                     16,926           697         0     17,623
Mortgage-backed securities and
 collateralized mortgage obligations               8,857           124        23      8,958
                                                -------------------------------------------
Total investment securities                      $34,259          $960       $23    $35,196
                                                 ==========================================

  The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1998 are as follows:

                                                              Gross       Gross
                                               Amortized    Unrealized  Unrealized    Fair
(In thousands)                                   Cost         Gains       Losses     Value
--------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations
 of U.S. government corporations
 and agencies                                   $  7,014        $  105      $  0    $  7,119
Obligations of states and political
 subdivisions                                      7,541           243        24       7,760
Corporate obligations                              4,726            21        81       4,666
Mortgage-backed securities and
 collateralized mortgage obligations              88,304           973       243      89,034
                                                --------------------------------------------
Total debt securities                            107,585         1,342       348     108,579
Equity securities                                 17,884           930        33      18,781
                                                --------------------------------------------
Total investment securities                     $125,469        $2,272      $381    $127,360
                                                ============================================

  The amortized cost and estimated fair value of investment securities classified as held-to-maturity as of December 31, 1997 were as follows:

                                                         Gross        Gross   Estimated
                                          Amortized    Unrealized  Unrealized   Fair
(In thousands)                              Cost         Gains       Losses     Value
--------------------------------------------------------------------------------------
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies                  $10,469        $  153       $ 0    $10,622
Obligations of states and political
 subdivisions                                18,318           707         0     19,025
Mortgage-backed securities and
 collateralized mortgage
 obligations                                 13,965           165        79     14,051
                                            ------------------------------------------
Total investment securities                 $42,752        $1,025       $79    $43,698
                                            ==========================================

  The amortized cost and estimated fair value of investment securities classified as available-for-sale as of December 31, 1997 were as follows:

                                                         Gross       Gross    Estimated
                                         Amortized    Unrealized   Unrealized    Fair
(In thousands)                              Cost         Gains       Losses     Value
---------------------------------------------------------------------------------------
U.S. Treasury securities and
 obligations of U.S. government
 corporations and agencies                 $ 18,003        $  109       $ 5    $ 18,107
Obligations of states and political
 subdivisions                                 5,898           198         0       6,096
Corporate obligations                           500             0        14         486
Mortgage-backed securities and
 collateralized mortgage
 obligations                                 93,729         1,047        29      94,747
                                           --------------------------------------------
Total debt securities                       118,130         1,354        48     119,436
Equity securities                            16,004         1,107         0      17,111
                                           --------------------------------------------
Total investment securities                $134,134         2,461       $48    $136,547
                                           ============================================

  Proceeds from sales of investment securities classified as available-for-sale during 1998, 1997 and 1996 were $471,000, $6.8 million and $14.6 million, respectively. Gross realized gains during 1998, 1997 and 1996 were $262,000, $196,000 and $293,000, respectively. Gross realized losses during 1998, 1997 and 1996 were $0, $0 and $108,000, respectively.

  No held-to-maturity investment securities were sold during 1998, 1997 or 1996, however, gains were recognized on securities with call options exercised by the issuer. Realized gains were $0, $1,000 and $11,000 in 1998, 1997 and 1996, respectively.

  At December 31, 1998 and 1997, assets with a carrying value of $40.7 million and $42.9 million, respectively, were pledged as required or permitted by law to secure certain public and trust deposits and repurchase agreements. The aggregate book value of debt securities from a single issuer did not exceed 10% of stockholders' equity at December 31, 1998 or 1997.

  The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because some issues have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Held-to-Maturity                          Available-for-Sale
                                          ------------------------------------      -------------------------------------
                                                              Estimated                                   Estimated
                                              Amortized          Fair               Amortized                Fair
(In thousands)                                   Cost           Value                  Cost                 Value
-------------------------------------------------------------------------------------------------------------------------
Due in one year or less                       $ 1,303         $ 1,311                $  2,500              $  2,513
Due after one year through five years           4,773           5,016                   2,514                 2,568
Due after five years through ten years         14,734          15,142                   5,726                 5,870
Due after ten years                             4,592           4,769                   8,541                 8,594
                                              ---------------------------------------------------------------------
                                               25,402          26,238                  19,281                19,545
Mortgage-backed securities and
   collateralized mortgage obligations          8,857           8,958                  88,304                89,034
                                              ---------------------------------------------------------------------
Total debt securities                         $34,259         $35,196                $107,585              $108,579
                                              =====================================================================


Loans and Loan Quality.

     Loan Data.

     Loans are comprised of the following as of June 30, 1999 and December 31, 1998 and 1997:

                                               June 30,  Dec. 31,  Dec. 31,
(In thousands)                                   1999      1998      1997
---------------------------------------------------------------------------
Commercial, financial and industrial loans     $124,046  $117,997  $ 80,636

Real estate mortgage loans:
  Real estate construction-related               16,174    13,523    12,105
  Real estate mortgage loans secured by 1-4
    family residential properties               133,156   126,542   107,797
  Other real estate                             120,532   100,585    80,462
                                               ----------------------------

Total real estate mortgage loans                269,862   240,650   200,364

Consumer loans:
  Monthly payment                                30,769    30,498    30,952
  Other revolving credit                            779       791     1,476
                                               ----------------------------

Total consumer loans                             31,548    31,289    32,428

Leasing and other                                   293       173       245
                                               ----------------------------

Total loans                                    $425,749  $390,109  $313,673
                                               ============================


          Maturities and Rate Sensitivity of the Loan Portfolio.

          The following table shows the amounts of loans (excluding consumer, residential real estate and other loans) outstanding as of December 31, 1998 which, based on remaining scheduled repayments of principal, are due in the periods indicated:


                                                    After
Remaining Maturities                    One Year   One To        Over
(In thousands)                           Or Less  Five Years  Five Years   Total
----------------------------------------------------------------------------------
Domestic loans:
 Commercial, financial and industrial    $85,617    $22,579    $ 9,424    $117,620
 Real estate construction                  8,486      3,971      1,066      13,523
                                         -----------------------------------------
Total                                    $94,103    $26,550    $10,490    $131,143
                                         =========================================

Rate sensitivity:
 Predetermined rate                      $ 3,127    $20,380    $ 9,542    $ 33,049
 Floating or adjustable rate              90,976      6,170        948      98,094
                                         -----------------------------------------
Total                                    $94,103    $26,550    $10,490    $131,143
                                         =========================================

 Nonperforming Assets.

  Nonperforming assets were comprised of the following at June 30, 1999 and December 31, 1998, 1997 and 1996:

(In thousands)                           1999     1998     1997    1996
-------------------------------------------------------------------------

Nonaccrual loans                        $  788   $1,435   $ 740   $  615
90 days past due still accruing              0        7      33        0
Restructured loans                       2,178    1,203       0    1,139
                                        --------------------------------
     Nonperforming loans                 2,966    2,645     773    1,754
Other real estate                          203      148     154      803
                                        --------------------------------
     Nonperforming assets               $3,169   $2,793   $ 927   $2,557
                                        ================================

Nonperforming loans to total loans        0.70%    0.68%   0.25%    0.62%
Nonperforming assets to total assets      0.49%    0.47%   0.18%    0.57%

     As of June 30, 1999, the total recorded investment in impaired loans was $2.2 million. Nonaccrual loans at June 30, 1999 were $788,000 compared to $1.4 million at December 31, 1998.

     Nonaccrual loans were $1.4 million, $740,000 and $615,000 at December 31, 1998, 1997 and 1996, respectively. If interest due on all nonaccrual loans had been accrued at the original contract rates, it is estimated that income before taxes would have been greater by $60,000,

$56,000 and $37,000 at December 31, 1998, 1997 and 1996, respectively. Accruing loans which were contractually past due 90 days or more were $7,000, $33,000 and $0 at December 31, 1998, 1997 and 1996, respectively.

     The total recorded investment in impaired loans was $1.7 million and $1.3 million at December 31, 1998 and 1997, respectively. Loans classified as impaired as a result of troubled debt restructurings which are in compliance with modified terms recognize interest under the accrual method of accounting. Interest on all other impaired loans is recognized on the accrual method of accounting until principal or interest is past due 90 days or more and when full principal or interest is unlikely. At that time the loans are placed on nonaccrual status. The average recorded investment in impaired loans during 1998, 1997 and 1996 was $1.7 million, $2.5 million, and $1.8 million, respectively. The Corporation recognized interest income on impaired loans of $123,000 in 1998, $233,000 in 1997 and $193,000 in 1996. Interest income recognized on a cash basis would have been $122,000 in 1998, $206,000 in 1997 and $214,000 in 1996. The recorded reserve for impaired loans as of December 31, 1998 and 1997 was $150,000 and $0, respectively.


Reserve for Loan Losses.

     Changes in the reserve for loan losses for the six months ended June 30, 1999 and the years ended December 31, 1998, 1997 and 1996 were as follows:

                                                Six months
                                               ended June 30,      Years ended December 31,
(In thousands)                                     1999         1998         1997        1996
-----------------------------------------------------------------------------------------------
Balance, January 1..............................  $3,912       $3,304       $3,130      $2,937
Provision for loan losses.......................     851        1,266          386         645
Charge-offs:
 Commercial, financial and industrial...........     500          522            0          25
 Real estate....................................       0            0            0         215
 Consumer.......................................     133          235          327         369
                                                  --------------------------------------------
Total loans charged-off.........................     633          757          327         609

Recoveries:
 Commercial, financial and industrial...........       0            0           32           6
 Real estate....................................       0            0           15          36
 Consumer.......................................      21           99           68         115
                                                  --------------------------------------------
Total recoveries................................      21           99          115         157
                                                  --------------------------------------------
Net charge-offs.................................     612          658          212         452
Balance, end of period..........................  $4,151       $3,912       $3,304      $3,130
                                                  ============================================

Reserve for loan losses to total loans..........    0.97%        1.00%        1.05%       1.11%
Reserve for loan losses to nonperforming loans..    1.40%        1.48%        4.27%       1.78%

  The provision for loan losses was $851,000 for the first half of 1999. This compares to a provision of $468,000 for the first six months of 1998. The increase in the provision for loan losses is related to the charge-off of commercial loans to one borrower and also to the increase in total loans. The loan loss provision as a percentage of loans was 0.97% at June 30, 1999 compared to 1.00% at the end of 1998.

  The provision for loan losses was $1.3 million, $386,000 and $645,000 for 1998, 1997 and 1996, respectively. Management analyzes the loan portfolio and the reserve for loan losses each quarter. The analysis estimates loan losses and determines the required provision. The analysis considers many factors including charge-off history, loan quality and loan growth. Net charge-offs for 1998, 1997 and 1996 were $658,000, $212,000 and $452,000, respectively. As a percentage of average loans, net charge-offs were 0.18%, 0.07% and 0.17% in 1998, 1997 and 1996, respectively. Nonaccrual loans as a percentage of total loans at December 31, 1998, 1997 and 1996 were 0.37%, 0.24% and 0.22%, respectively. Loans grew $76.4 million, $30.6 million and $27.7 million in 1998, 1997 and 1996, respectively. The reserve for loan losses as a percentage of loans at December 31, 1998, 1997 and 1996 was 1.00%, 1.05% and 1.11%,
respectively. An increase in net charge-offs, nonaccrual loans and total loans caused management to increase the 1998 provision. Management believes the present reserve is adequate to absorb losses in the existing portfolio. A significant degradation of loan quality, however, could require a change in estimated losses and cause a material change in net income.

  The following table presents the changes in the balance of other real estate for the six months ended June 30, 1999 and the years ended December 31, 1998, 1997 and 1996:

                                Six Months
                              ended June 30,      Years Ended December 31,
(In thousands)                     1999        1998        1997        1996
----------------------------------------------------------------------------
Balance at beginning of year      $ 148       $ 154       $ 803       $ 195
Assets acquired by foreclosure
 or repossession                    252         277         211         822
Dispositions                       -197        -252        -827        -203
Other                                 0         -31         -33         -11
                                  -----------------------------------------
Balance at end of year            $ 203       $ 148       $ 154       $ 803
                                  =========================================

  Other real estate consists of assets which have been repossessed or acquired through workout situations on defaulted loans.

Deposits.

 Average deposits for the first six months of 1999 and for the years 1998 and 1997 were as follows:

                                             YTD 1999                1998                   1997
                                       --------------------  ----------------------  ---------------------
(In thousands)                         Average   % of Total   Average   % of Total   Average   % of Total
----------------------------------------------------------------------------------------------------------
Noninterest-bearing demand deposits    $ 44,849         9.6%  $ 41,752         9.8%  $ 37,075         9.7%
Interest-bearing deposits:
 Demand                                  52,158        11.2%    45,935        10.8%    42,586        11.2%
 Savings                                129,053        27.7%   119,555        28.1%   101,312        26.5%
 Time                                   239,680        51.5%   218,759        51.4%   200,623        52.6%
                                       -------------------------------------------------------------------
Total interest-bearing deposits         420,891        90.4%   384,249        90.2%   344,521        90.3%
                                       -------------------------------------------------------------------
Total deposits                         $465,740       100.0%  $426,001       100.0%  $381,596       100.0%
                                       ===================================================================

  Maturities of time deposits of $100,000 or more outstanding at June 30, 1999 and December 31, 1998 and 1997 are as follows:

                                     June 30,   Dec. 31, Dec. 31,
(In thousands)                         1999      1998     1997
-------------------------------------------------------------------
Three months or less                 $ 6,931   $ 5,983  $ 4,675
Over three months to six months        5,623     4,423    1,598
Over six months to twelve months       8,298     9,175    5,811
Over twelve months                     6,743     7,456    8,340
                                     -------   -------  -------
Total                                $27,595   $27,037  $20,424
                                     =======   =======  =======

Other Borrowings and Lease Commitments.

     Other borrowings were comprised of the following at June 30, 1999 and December 31, 1998 and 1997:

                                                      June 30,  Dec. 31,  Dec. 31,
(In thousands)                                          1999      1998     1997
----------------------------------------------------------------------------------
Notes payable to FHLB Pittsburgh:
 Due 1998, 5.43% - 6.72%                               $     0   $     0  $ 3,500
 Due 1998, variable                                          0         0   10,000
 Due 2000, 6.01%                                           100       100      100
 Due 2000, variable                                      4,000     4,000    4,000
 Due 2002, 5.48% - 5.60%, convertible
   quarterly after 1998                                 20,000    20,000   20,000
 Due 2003, 6.40%                                           400       400      400
 Due 2003, 5.13%, convertible quarterly after 2000       8,000     8,000        0
 Due 2005, 5.24%, convertible quarterly after 2001       5,000     5,000        0
 Due 2008, 4.86% - 4.94%, convertible
   quarterly after 1999                                 15,000    15,000        0
 Due 2008, 5.15%, convertible in 2005                    5,000     5,000        0
 Due 2009, 4.93%, convertible quarterly after 2004       7,000         0        0
 Due 2014, 5.60% convertible quarterly 2004              5,000         0        0
 Due 2015, 3.75%, amortizing                               368       372      378
Note payable to First Union:
 Due 2003, 6.53%                                         4,711     4,805    4,987
                                                       --------------------------
                                                        74,579    62,677   43,365
Capital lease obligations                                  130       153      193
                                                       --------------------------
                                                       $74,709   $62,830  $43,558
                                                       ==========================

  The Federal Home Loan Bank of Pittsburgh (FHLB) notes payable are secured by FHLB stock, deposits held by the FHLB and other mortgage collateral. The fair value of the FHLB stock as of December 31, 1998 and 1997 was $6.7 million and $5.5 million, respectively. The interest rates on the variable notes reprice quarterly or more frequently and are based on LIBOR or prime. Borrowings at a fixed rate until after a specified date are Convertible Select borrowings.
These borrowings include a put option if the FHLB elects to convert the debt to a variable interest rate. The Corporation also maintains a credit line with the FHLB secured by the same collateral. The unused credit line totaled $92.1 million at December 31, 1998. The First Union note payable is secured by a mortgage on the 96 South George Street office building. The note is payable in monthly installments based on a twenty-year amortization. The amounts of notes payable and capital leases maturing in the years ended December 31, 1999 through 2003 are as follows: $246,000; $4.4 million; $266,000; $20.3 million and $12.4 million, respectively.

  At December 31, 1998 and 1997, the Corporation and its subsidiaries were obligated under noncancelable leases for premises and equipment. The terms include various renewal options and provide for rental increases based upon predetermined factors. The Hellam land lease contains a purchase option. The rental expense under such leases amounted to $390,000 in 1998, $270,000 in 1997 and $164,000 in 1996.

  Future minimum rental payments under capital leases and noncancelable operating leases with terms of one year or more at December 31, 1998 were:

                                             Capital  Operating
                                              Leases    Leases
---------------------------------------------------------------
1999......................................     $ 65     $  422
2000......................................       65        376
2001......................................       45        338
2002......................................       11        342
2003......................................        0        348
Thereafter................................        0      1,766
                                               ----------------
Total future minimum rental payments......      186     $3,592
                                                        =======
Less interest.............................       33
                                               ----
Present value of minimum rental payments..     $153
                                               ====


                                  MANAGEMENT

  The following table lists senior executive officers of Drovers and the Bank and the current directors of Drovers and the Bank as of September 24, 1999:

Name                         Age  Positions
----                         ---  ---------

A. Richard Pugh               58  Chairman of the Board, President and CEO of
                                  Drovers and the Bank

Debra A. Goodling             41  Executive Vice President and Treasurer of
                                  Drovers and Executive Vice President and Chief
                                  Financial Officer of the Bank

Michael J. Groft              44  Executive Vice President of Drovers and
                                  Executive Vice President and Senior Loan
                                  Officer of the Bank

Shawn A. Stine                44  Executive Vice President of Drovers and
                                  Executive Vice President and Senior Corporate
                                  Banking Officer of the Bank

Michael E. Kochenour          47  Senior Vice President and Senior Investment
                                  Services and Trust Officer of the Bank

John D. Blecher               38  Senior Vice President and Secretary of
                                  Drovers; Senior Vice President, Secretary and
                                  Controller of the Bank

L. Doyle Ankrum               70  Director

J. Samuel Gregory             68  Director

Daniel E. Hess                67  Director

George W. Hodges              48  Director

Herbert D. Lavetan            69  Director

Richard M. Linder             68  Director

David C. McIntosh             70  Director

Frank Motter                  71  Director

Robert L. Myers, Jr.          70  Director

Harlowe R. Prindle            56  Director

Basel A. Shorb, III           53  Director

D. John Sparler               50  Director

Gary A. Stewart               51  Director

Robert H. Stewart, Jr.        59  Director

Delaine A. Toerper            55  Director

James S. Wisotzkey            45  Director

          A. Richard Pugh is Chairman of the Board, President and Chief Executive Officer of Drovers and the Bank. Mr. Pugh joined the organization in 1988 as Chief Operating Officer, and was appointed President in 1990 and CEO in 1994. He has extensive and diversified experience in bank management.

          Debra A. Goodling is Executive Vice President and Treasurer of Drovers and Executive Vice President, Treasurer and Chief Financial Officer of the Bank. Ms. Goodling joined the organization in February 1977. She has served in various financial officer positions since 1981.

          Michael J. Groft is Executive Vice President of Drovers and Executive Vice President and Senior Loan Officer of the Bank. Mr. Groft joined the organization in March 1978. He has served in various loan officer positions since 1978.

          Shawn A. Stine is Executive Vice President of Drovers and Executive Vice President and Senior Corporate Banking Officer of the Bank. Mr. Stine joined the organization in August 1991 in the position of Vice President and Senior Corporate Banking Officer.

          Michael E. Kochenour is Senior Vice President and Senior Investment Services and Trust Officer of the Bank. Mr. Kochenour joined the Bank in August 1999. Prior to joining the Bank, he was employed by First Union as a Senior Vice President, Consumer Banking Executive. Prior to the First Union/CoreStates merger in April 1998, Mr. Kochenour held various positions at CoreStates and was promoted to Senior Vice President in 1988.

          John D. Blecher is Senior Vice President, Secretary and Assistant Treasurer of Drovers and Senior Vice President, Secretary and Controller of the Bank. Mr. Blecher joined the organization in February 1987. He has served as Controller since 1989.

          L. Doyle Ankrum has served as a Director since 1979. Mr. Ankrum is a retired President of Ettline Foods, Inc.

          J. Samuel Gregory has served as a Director since 1978. Mr. Gregory is the Chairman and CEO of AAA Southern Pennsylvania, which provides insurance, travel and member services.

          Daniel E. Hess has served as a Director since 1982. Mr. Hess is President of Hess Management, Inc., management consultants.

          George W. Hodges has served as a Director since 1994. Mr. Hodges is the President of The Wolf Organization, Inc., distributors of lumber and building supplies.

          Herbert D. Lavetan has been a Director since 1979. Mr. Lavetan retired in January 1999 from his position as a Director of Lavetan & Associates, Inc., a provider of postal, business and communication services.

          Richard M. Linder has been a Director since 1976. Mr. Linder retired in March 1996 from his position as Chairman of Drovers and the Bank.

          David C. McIntosh has been a Director since 1985. Mr. McIntosh retired in February 1999 from his position as President of MCD Technologies, Inc. Mr. McIntosh is currently Chairman of the Susquehanna Area Regional Airport Authority.

          Frank Motter has served as a Director since 1975. Mr. Motter is the Chairman of the Board and President of Motter Printing Press Co.

          Robert L. Myers, Jr. has been a Director since 1968. Mr. Myers is the President of John H. Myers & Sons, Inc., a lumber and building supplies business.

          Harlowe R. Prindle has been a Director since 1982. Mr. Prindle is President of York Auto Parts Co. and Chairman and CEO of Shenk & Tittle Management Co.

          Basil A. Shorb, III, has been a Director since 1993. Mr. Shorb is the President of REH Holdings, Inc., a holding company providing management services to five wholly owned subsidiaries engaged in steel fabrication, highway sign manufacturing and specialty construction.

          D. John Sparler has been a Director since 1984. Mr. Sparler, who currently manages his investments, is the former President, Treasurer and Chief Operating Officer of Yorktowne Paper Mills, Inc., a manufacturer of paperboard and paperboard products.

          Gary A. Stewart has been a Director since 1996. Mr. Gary Stewart is a partner in Stewart Associates. Until January 1999, he was Chairman and CEO of Stewart & March, Inc., general contractors.

          Robert H. Stewart, Jr. has been a Director since 1987. Mr. Robert Stewart is the President of York Building Products Co., Inc., a producer of concrete masonry units, crushed stone and bituminous concrete.

          Delaine A. Toerper has been a Director since 1995. Mrs. Toerper is a self-employed consultant and retired in August 1996 from her position as Executive Vice President and Chief Operating Officer of Tighe Industries, Inc., manufacturers, designers and marketers of dance costume, dance apparel and gymnastic apparel.

          James S. Wisotzkey has been a Director since 1997. Mr. Wisotzkey is the President and Chief Operating Officer of The Maple Press Company, a book manufacturing company.

                       STOCK OWNERSHIP OF MANAGEMENT AND
                            PRINCIPAL STOCKHOLDERS

          The table below sets forth the beneficial ownership of our common stock as of August 31, 1999, by each person we know to beneficially own 5% or more of the common stock, each director and executive officer, and all directors and executive officers of Drovers as a group. The number of beneficially owned shares includes shares over which the named person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power (which includes the power to vote, or direct the voting of, such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security). All shares of a named person are deemed to be subject to that person's sole voting and investment power unless otherwise indicated. Shares subject to stock options are included as outstanding shares of common stock, unless these options are not exercisable within 60 days:

                                                                  Percentage
                                         Number of Shares       of Outstanding
Name of Beneficial Owner                Beneficially Owned    Common Stock Owned
------------------------                ------------------    ------------------

L. Doyle Ankrum                                8,733 (1)               *
J. Samuel Gregory                             11,093                   *
Daniel E. Hess                                12,844                   *
George W. Hodges                               4,391 (2)               *
Herbert D. Lavetan                           132,914                2.83%
Richard M. Linder                             14,587 (3)               *
David C. McIntosh                              5,309 (4)               *
Frank Motter                                  46,742                   *
Robert L. Myers, Jr.                          35,967 (5)               *
Harlowe R. Prindle                            27,241                   *
A. Richard Pugh                               74,558 (6)            1.59%
Basil A. Shorb, III                           98,238 (7)            2.09%
D. John Sparler                               15,950                   *
Gary A. Stewart                              185,343 (8)            3.95%
Robert H. Stewart, Jr.                       149,721 (8)            3.19%
Delaine A. Toerper                             1,782                   *
James S. Wisotzkey                             1,653                   *
All Directors and Executive Officers
   as a Group (22)                           895,679               19.06%
-------------------

*  Less than 1%.

(1)  Includes 6,540 shares owned by Mr. Ankrum's wife.

(2)  Includes 3,839 shares owned by Mr. Hodges' wife.

(3)  Includes 406 shares owned by Mr. Linder's wife.

(4)  Includes 170 shares owned by Mr. McIntosh's wife.

(5) Includes 5,256 shares held jointly with Mr. Myers' wife and 18,087 shares held by the Elsbeth M. Myers Trust, of which Mr. Myers is a trustee sharing investment and voting authority.

(6) Includes 11,143 shares held jointly with Mr. Pugh's wife, 175 shares owned by Mr. Pugh's children for which he is custodian and 60,223 shares Mr. Pugh has the right to acquire upon exercise of stock options granted pursuant to our 1985 Stock Incentive Plan and 1995 Stock Incentive Plan.

(7) Includes 33,122 shares owned by Mr. Shorb's wife, 9,743 shares owned by Mr. Shorb's son for which he is custodian, 9,728 shares owned by his son for which Mr. Shorb's wife is custodian and 40,211 shares held by Triple M Associates of which Mr. Shorb's wife is a partner sharing voting and investment authority.

(8) Mr. Gary A. Stewart, Mr. Robert H. Stewart, Jr. and other members of the Stewart family have filed, as a group, a Schedule 13D, as amended, with the Securities and Exchange Commission. The Schedule 13D disclosed that no member of such group beneficially owns or has power to vote more than 5% of our shares. However, as a group such persons may be deemed to beneficially own approximately 16.16% of our issued and outstanding shares.

                        DETERMINATION OF OFFERING PRICE

   We determined the offering price for the shares of common stock offered by this Prospectus after considering several factors, including recent trading prices of the common stock, book value per share, earnings per share, historical results of operations, assessment of our management and financial condition and market activity of stock for other financial institutions. Because the offering is expected to take place over a period of several months, the market price for the common stock could vary during the offering.


                     PLAN OF DISTRIBUTION AND HOW TO ORDER

General.

   Our goal is to sell approximately $5,000,000 of common stock, before expenses, or _________ shares. We have registered an additional _______ shares or approximately $750,000 of common stock that we may issue at our discretion in order to permit us to satisfy unfilled orders. We may terminate the offering at any time before or after selling $5,000,000 of common stock.

   The initial offering period will end at 5:00 P.M., local time, York, Pennsylvania, on ________ __, ____, after which a closing will occur as soon as practicable. If shares remain to be sold after the initial offering period, we may, at our discretion, continue the offering with the assistance of ______ _______ and any selling group of selected broker-dealers formed by ______
_______ for approximately 30 additional days, unless earlier terminated. We may extend this additional offering period, at our discretion, but in no event for more than an additional 30 days. We will have another closing as soon as practicable after the end of this additional offering period, unless the offering period is terminated without further sales.


Financial Advisor and Selling Agent.

   We have engaged _________________________________________________________, as
our financial advisor and exclusive selling agent with respect to the entire offering on a "best efforts" basis. If we continue the offering after the initial offering period, ______________ may sell the shares for our account through itself or through selected broker-dealers appointed by ______________ as agents for us.

   ______________ is a division of ___________________________, a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. Neither ______________ nor any other registered broker-dealer is obligated to purchase any shares in the offering. In addition to acting as our sales agent, ______________ will assist in the offering in the following manner: (i) training and educating our employees regarding the mechanics and regulatory requirements of the offering process; (ii) marketing program development and implementation;
(iii) managing the sales efforts in the offering, including sales and stock information center operations; and (iv) keeping records of all stock orders.

   We have paid ______________ a $20,000 financial advisory fee in connection with the offering. We will pay ______________ the following additional fees in connection with the offering:

     . 2% of gross proceeds from sales to shareholders during the initial offering period (other than our directors, officers and employees),

     . 3% of gross proceeds from sales to any other persons during the initial offering period (other than to our directors, officers and employees), and

     . if we sell shares after the initial offering period with the assistance of ______________ and selected broker-dealers, 6% of gross proceeds from such sales through ______________ and 6% of gross proceeds from such sales through selected broker-dealers, of which 4.5% will go to the broker-dealer and 1.5% will go to ______________.

We have agreed to reimburse ______________ for its out of pocket expenses, not to exceed $5,000 without our written approval, and for its legal fees, not to exceed $15,000 without our written approval. We have also agreed to indemnify ______________ and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933.

   ______________ has in the past provided investment banking services to us for which it has received customary fees and commissions.


The Amount of Stock You May Purchase.

   The minimum you may purchase in the offering is 100 shares, which totals $________. You may purchase in the offering no more than ________ shares, representing 5% of the shares offered. In determining whether you have exceeded the maximum purchase limitation, we will include shares purchased by individuals on joint accounts with you or having the same address as you on our records, as well as shares purchased by your related interests or related persons who are helping you acquire shares. We may decrease or increase the maximum purchase limitation without notifying you. Our articles of incorporation prohibit our issuance or delivery of shares of our common stock to 10% or more beneficial owners without an 85% affirmative shareholder vote or advance waiver by a majority of our directors in office prior to the time the individual or group became a 10% beneficial owner.

How to Order.

   During the initial offering period:

   During the initial offering period, you may subscribe to purchase shares by mailing or delivering to us:

   .  a completed stock order form (which accompanies this Prospectus); and

   . making payment of the purchase price in accordance with instructions in the stock order form.


   After the initial offering period:

   If we offer shares in the offering after the expiration of the initial offering period, you may purchase shares through ______________ or a member of the selling group of selected broker-dealers, who will submit orders to us on your behalf. During the additional offering period, we may accept orders submitted to us through a completed stock order form at our discretion.

   If you elect to purchase shares through a member of the selling group of broker-dealers after the initial offering period, any broker-dealer who participates in the selling group may be required upon receipt of confirmation by such broker-dealer of your interest in purchasing shares, and following an acknowledgment by such broker-dealer to you on the business day next following receipt of confirmation, to debit your account on the third business day next following receipt of confirmation and to forward the aggregate purchase price to us on or before 12:00 Noon, prevailing time, of the business day next following such debiting. If you do not have an account with one of the selling group of broker-dealers, you will be required to make satisfactory arrangements to pay for your order in full prior to the closing of the offering.


   Stock Information Center:

   To obtain further information on ordering during either the initial offering period or any additional offering period, you may contact the Stock Information Center at (717) 519-2333.

   The mailing address for the Stock Information Center is Drovers Bancshares Corporation, 30 South George Street, York, PA 17401.

   Payment for Shares.

   Payment for shares of common stock may be made (i) in cash, if delivered in person to us, (ii) by check or money order payable to Drovers Bancshares Corporation, or (iii) by wire transfer of funds to the escrow account maintained by us for such purposes at the Bank, Account No. 168955; ABA No. 031301590.


Handling of Funds.

   All funds received by us in payment of stock orders will be held in a non-interest bearing escrow account at the Bank until a subsequent closing of the offering. Checks received in payment of orders will be deposited in the escrow account by Noon of the next business day after receipt. Any funds received with respect to stock orders that are not accepted will be returned, without interest, promptly after the order is rejected.

   As soon as practicable after each closing, we will mail to each of you whose stock order we have accepted a stock certificate, registered in your name or as directed by you, for the shares you have purchased. Certificates for shares purchased through ______________ or another member of the selling group of broker-dealers will be registered or delivered in accordance with instructions we receive from the selling group member.


We May Reject Any Subscription or Order.

   We have the right to accept or reject any subscription or order for the purchase of shares, in whole or in part, for any reason. We will notify you in writing whether we have accepted your order as soon as practicable after we hold a closing subsequent to receiving your order. An executed stock order form or order submitted through a member of the selling group, once received by us, may not be modified, amended or rescinded without our consent.

   In the event a stock order form (i) is not received or is received after the expiration of the initial offering period or (ii) is defectively completed or executed, we may, but will not be required to, waive any irregularity on any stock order form or require the submission of corrected stock order forms or the remittance of full payment for subscribed shares by such date as we may otherwise specify. The waiver of an irregularity on a stock order form in no way obligates us to waive any other irregularity on any other stock order form. Waivers will be considered on a case by case basis. Our interpretation of the acceptability of any order will be final.

Filling of Orders.

   Shares will be sold pursuant to accepted stock orders at the end of the offering periods at the related closing. If shares available are oversubscribed, we may allocate available shares among all subscribers at the time of a closing. We may allocate shares any way we determine. We may take into account any factors we think relevant, including the order in which the stock order is received, our desire to have a broad distribution of stock ownership and administrative convenience.


Restriction on Sales Activities.

   The shares will be offered in the offering principally by the distribution of this Prospectus and through activities conducted through the Stock Information Center. The Stock Information Center is expected to operate during normal business hours throughout the offering. A registered representative employed by ______________ will supervise the operation of the Stock Information Center.
______________ will be responsible for overseeing the mailing of materials relating to the offering, responding to questions regarding the offering and processing stock order forms and orders through the selling group of broker-dealers.

   Our directors and executive officers may participate in the solicitation of offers to purchase common stock in jurisdictions where such participation is not prohibited. Other employees of Drovers and the Bank may participate in the offering in ministerial capacities or providing clerical work. Such employees have been instructed not to solicit offers to purchase shares in the offering or provide advice regarding the purchase of the shares. Questions of prospective purchasers will be directed to the Stock Information Center. No officer, director or employee of Drovers or the Bank will be compensated in connection with such person's solicitations or other participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in the shares.


Right to Amend or Terminate the Offering.

   We expressly reserve the right to amend the terms and conditions of the offering, whether the terms and conditions are more or less favorable to you.
In the event of a material change to the terms of the offering, we will file a post-effective amendment to our registration statement of which this Prospectus is a part and resolicit subscribers to the extent required by the Commission.
We expressly reserve the right, at any time prior to delivery of shares of common stock offered hereby, to terminate the offering if the offering is prohibited by law or regulation or if we conclude that it is not in our best interests to complete the offering under the circumstances. The offering would be terminated by us by giving oral or written notice thereof to ______________ and making a public announcement thereof. If the offering is terminated without any sales of shares, all funds received from subscribers will be promptly refunded, without interest.

We may also terminate any offering period early, at our discretion, and sell shares pursuant to orders received and accepted prior to the termination.


                        DESCRIPTION OF OUR CAPITAL STOCK

   The following summary description of our capital stock is qualified in its entirety by reference to our Articles of Incorporation and Bylaws, each as amended. Copies of our Articles of Incorporation and the Bylaws are exhibits to the registration statement of which this Prospectus is a part.


Capital Stock.

   We are authorized to issue 15,000,000 shares of common stock, without par value. As of September 24, 1999, there were 4,698,037 shares of common stock outstanding and 167,840 shares were reserved for issuance upon exercise of outstanding stock options.


Rights of Holders of Common Stock.

   Dividend Rights.

   The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors. Dividends must be paid out of funds legally available for the payment of dividends. In addition, funds for the payment of dividends by us must come primarily from the earnings of the Bank. Various federal and state laws, regulations and policies limit the ability of the Bank to pay dividends to us. See the "Market for Common Stock and Dividends" section of this Prospectus.


   Voting Rights.

   Each holder of common stock is entitled to one vote per share. The quorum for shareholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy.


   Amendment of Articles of Incorporation.

   Provisions of our Articles of Incorporation providing for the classified board of directors, restrictions on transactions with 10% or more beneficial owners and express authorization for directors to consider listed factors in deciding whether to approve certain transactions may only be amended or repealed with the approval of a majority of our directors and the affirmative vote of at least 85% of the votes which all shareholders are entitled to cast. See "Election Classification and Removal of Directors," "Transactions with 10% or More Beneficial Owners" and "Anti-Takeover Provisions" below.


   Preemptive Rights.

   The holders of our common stock do not have preemptive rights to purchase shares of our common stock.


   Election, Classification and Removal of Directors.

   Our Articles of Incorporation provide for a classified Board of Directors, with approximately one-fourth of the entire board being elected each year and with directors serving for terms of four years. Directors are elected by a plurality of votes cast. Holders of common stock do not have cumulative voting rights. Our Bylaws provide that nominations for election to the Board of Directors, other than those made by the Board of Directors, must be in writing and delivered not less than 14 days prior to the meeting at which directors are to be elected, unless the notice is mailed more than 20 days prior to the meeting, in which case the nomination must be received no later than the seventh day following mailing of the notice of the meeting. The entire Board of Directors, any class of directors or any individual director may only be removed from office by vote of the shareholders for cause.


   Transactions with 10% or More Beneficial Owners.

   Article X of our Articles of Incorporation requires that certain transactions involving a shareholder or group of shareholders beneficially owning or controlling 10% or more of our voting securities (i.e., the common stock) require the affirmative vote of at least 85% of the shares entitled to vote. These transactions include:

   . any merger, consolidation or sale, lease, exchange or other disposition of all or a substantial part of our assets involving the 10% or more beneficial owners of shares; or

   . our issuance or delivery to these beneficial owners of any voting securities (or securities convertible into voting securities) other than pursuant to a stock option plans for our officers and employees, a dividend reinvestment plan or any underwritten public offering.

   The requirement that such transactions be approved by an 85% affirmative shareholder vote will not apply if the transaction is approved in advance by a majority of our directors then in office who were elected prior to the time the person or group acquired a 10% or more beneficial ownership.


   Approval of Major Transactions.

   Except for transactions with a person or group that beneficially owns or controls 10% or more of our shares, we are able to merge or consolidate with other corporations or to make a bulk sale of our assets not in the regular course of business, if the majority of the votes cast at the shareholders meeting (at which a quorum is present) called for the purpose of considering any such action are cast in favor of the proposal.


   Liquidation Rights.

   In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive equally and pro rata per share any assets distributable to shareholders, after payment of debts and liabilities.


   Other Matters.

   Except in connection with certain business combinations and except as noted below, we can issue new shares of authorized but unissued common stock without shareholder approval.

   The bylaws of the National Association of Securities Dealers, Inc. governing the Nasdaq National Market, on which the common stock is quoted, require issuers to obtain shareholder approval for the issuance of securities in connection with the acquisition of a business, company, assets, property, or securities representing such interests where the present or potential issuance of common stock or securities convertible into common stock could result in an increase of 20% or more in the outstanding shares of common stock.


Anti-Takeover Provisions.

   The classified board of directors and the restrictions on transactions with 10% or more beneficial owners of our shares (described above under "Transactions with 10% or More Beneficial Owners") may have the effect of delaying, deferring or preventing a change of control of Drovers. The restrictions on transactions with 10% or more beneficial owners does not impact directly upon the ability of a potential acquirer to accumulate, by tender offer, open-market purchases or other means, a controlling position in our voting securities, but may have an effect on the extent to which, and the manner in which, the acquirer is able to exercise that control. For this reason, these restrictions may discourage potential acquirers from making proposals which certain of our shareholders would find attractive. Similarly, these restrictions may be viewed as having the effect of protecting incumbent management and as affording to one or more shareholders having a substantial minority position a "veto power" over major corporate actions which would not otherwise exist.

   Our Articles of Incorporation set forth express authorization for directors, in deciding whether to approve, recommend or oppose a tender offer, merger, consolidation or sale of assets, whether or not the transaction involves a 10% or more beneficial owner, to consider a list of factors. These factors include the character of other parties to the proposed transaction, effects of the proposed transaction upon employees, suppliers, customers and communities, general desirability of our remaining independent and such other factors as the directors deem relevant. It is possible that such provisions would deter or discourage a third party from proposing an acquisition or other transaction to the Board of Directors.

   Because our common stock is registered under the Securities Exchange Act of 1934, we are subject to various provisions of the Pennsylvania corporation law applicable to "registered corporations" which may have an anti-takeover effect.

     The cumulative effect of the statutory anti-takeover provisions and provisions of our Articles of Incorporation and Bylaws discussed above may be to deter or discourage a transaction or acquisition of shares that is not negotiated in advance with the Board of Directors.


   Transfer Agent.

   Registrar and Transfer Company serves as the transfer agent of our issued and outstanding common stock.


   SEC Position on Indemnification.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is therefore, unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

   The shares of common stock outstanding after this offering, other than shares held by our "affiliates", will generally be freely tradable.

   Shares of common stock held by our "affiliates" may not be sold unless they are registered under the Act or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144. In general, under Rule 144 as currently in effect, an "affiliate" (or persons whose shares are required to be aggregated with such affiliate) is entitled to sell, within any three-month period, a number of shares of common stock not exceeding the greater of (a) 1% of the number of shares of common stock then outstanding or (b) the average weekly reported volume of trading during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission.

   Sales in reliance on Rule 144 must also comply with certain manner of sale provisions, notice requirements and the availability of current public information about us. A person or persons whose shares are aggregated who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale would be entitled to sell their shares under Rule 144(k) without regard to the requirements described above.

   No precise predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the common stock of the Company may adversely affect prevailing market prices.

   We have agreed with _____________ to furnish to ____________, prior to the closing to be held after the end of the initial offering period, an agreement of each of our officers and directors that they will not offer for sale, sell, pledge or otherwise dispose of (or enter into any agreement or transaction with such result) any shares of our common stock or securities convertible or exchangeable into shares of our common stock in the open market or otherwise, for a period of 90 days from the date of this Prospectus, without the prior written consent of ____________.


                                 LEGAL MATTERS

   An opinion has been rendered by Rhoads & Sinon LLP, Harrisburg, Pennsylvania, to the effect that the shares of our common stock offered hereby, when issued and paid for as contemplated in this Prospectus, will be legally issued, fully paid and non-assessable. Certain matters will be passed upon for ____________ by ____________________________________________________.

                                    EXPERTS

   Our consolidated financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Stambaugh . Ness, P.C., independent certified public accountants, to the extent and for the periods indicated in their report accompanying our consolidated financial statements, which is incorporated herein by reference, and have been so incorporated in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.


                           INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus.

   The following documents of Drovers which have been filed with the SEC are hereby incorporated by reference in this prospectus:

   .  Annual Report on Form 10-K for the year ended December 31, 1998;

   .  Quarterly Report on Form 10-Q for the quarterly period ended March 31,
      1999;

   .  Quarterly Report on Form 10-Q for the quarterly period ended June 30,
      1999;

   .  Current Report on Form 8-K filed on September 20, 1999; and

   . The description of our common stock which appears in our registration statement on Form 8-A under the Exchange Act filed March 1, 1983 with the SEC, including any amendments or reports filed for the purpose of updating such description.

   We also incorporate by reference all future documents we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of the common shares.

   You may request a copy of these documents, at no cost, by writing to:
Drovers Bancshares Corporation, 30 South George Street, York, PA 17401, telephone (717) 843-1586, attention: Corporate Secretary.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-3 (File No. 333-_____) under the Securities Act and the rules and regulations promulgated thereunder with respect to the common stock offered hereby. This Prospectus, which is included in the registration statement, omits certain information contained in the registration statement or in any amendments to the registration statement, including in exhibits and schedules, and you should look at the registration statement and the exhibits and schedules thereto for further information with respect to us and the common stock offered hereby. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document are not necessarily complete with respect to each such contract, agreement or document filed as an exhibit to the registration statement, and reference is made to the exhibit for a more complete description of the matters involved.

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

   Drovers furnishes its shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm.

  [LOGO]

           DROVERS BANCSHARES CORPORATION

                        _________ SHARES OF COMMON STOCK




                                   PROSPECTUS
                           Dated __________ __, ____






          These securities are not deposits or accounts of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.


          You should only rely on the information contained or incorporated by reference in this Prospectus. Drovers has not authorized anyone to provide you with information different from that contained in this Prospectus. Drovers is offering to sell, and soliciting offers to buy, shares of our common stock only in jurisdictions where offers, sales and solicitations are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of common stock.


                 _____________________________________________

                PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the various estimated expenses in connection with the sale and distribution of the shares of common stock being registered, other than underwriting discounts and commissions.

     SEC registration fee.............  $  1,600
     NASD filing fee..................     1,075
     Printing and mailing expense.....    37,000
     Fees and expenses of counsel.....    40,000
     Accounting and related expenses..    28,000
     Blue Sky fees and expenses.......    15,000
     Miscellaneous....................    27,325
                                        --------

     Total............................  $150,000

                                        ========


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY

  Pennsylvania Business Corporation Law (the "BCL") provides that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable to the Corporation unless and only to the extent a court determines that the person is fairly and reasonably entitled to indemnification. A corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. The BCL provides that the foregoing provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under, among other things, any by-law provision, provided that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The BCL authorizes a corporation to purchase insurance for directors and other representatives.

  The registrant's Bylaws contain the following provisions in connection with indemnification of directors and officers:

  Section 4.01. Indemnification. To the full extent permitted by the laws of the Commonwealth of Pennsylvania, as they exist on the date hereof or as they may hereafter be amended, the corporation shall indemnify any person (an "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or witness) in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, arbitrative, legislative or investigative (including, without limitation, an action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (a "Proceeding"), or who is threatened with being so involved, by reason of the fact that he or she is or was a director, officer or employee of the Corporation or, while serving as a director, officer or employee of the Corporation, is or was at the request of the Corporation also serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorney's fees), judgments, fines, penalties, excise taxes and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with such Proceeding, providing that there shall be no indemnification hereunder with respect to any settlement or other non adjudicated disposition of any threatened or pending Proceeding unless the Corporation has given its prior consent to such settlement or disposition. The right of indemnification created by this Article shall be a contract right enforceable by an Indemnitee against the Corporation, and it shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled. The provisions of this Article shall inure to the benefit of the heirs and legal representatives of an Indemnitee and shall be applicable to Proceedings commenced or continued after the adoption of this Article, whether arising from acts or omissions occurring before or after such adoption. No amendment, alteration, change, addition or repeal of or to these Bylaws shall deprive any Indemnitee of any right under this Article with respect to any act or omission of such Indemnitee occurring prior to such amendment, alteration, change, addition or repeal.

  Section 4.02. Payment of Expenses. Expenses incurred by an Indemnitee in defending a Proceeding may be paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation.

  Section 4.03. When Indemnification is Not to be Made. Indemnification pursuant to Section 4.01 shall not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  As permitted by the Pennsylvania Business Corporation Law, the Company's Articles provide that a director shall not be personally liable for monetary damages as such for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the BCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Company's Articles, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

  The Company's Articles also provide that every person who is or was a director or executive officer of the Company, or of any corporation which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Company or such other company, whether or not he is a director or executive officer of the Company or such other company at the time the expenses or liabilities are incurred.



ITEM 16.     EXHIBITS

  The following exhibits are filed as part of this Registration Statement:

Exhibit
Number             Description of Exhibit
------             ----------------------

 1.1               Form of Financial Advisory Services and Agency Agreement

 1.2               Form of Selected Dealers Agreement

 4.1 Articles of Incorporation (incorporated by reference from Exhibit 3(i) of the Drovers Bancshares Corporation Form 10-Q for the quarterly period ended June 30, 1999)

 4.2 Bylaws (incorporated by reference from Exhibit 3(ii) of the Drovers Bancshares Corporation Form 10-Q for the quarterly period ended June 30, 1999)

 5.1               Opinion of Rhoads & Sinon LLP

23.1               Consent of Rhoads & Sinon LLP, included in Exhibit 5.1

23.2               Consent of Stambaugh . Ness, P.C.

24.1 Power of Attorney (included in signature page to this Registration Statement)

99.1               Stock Order Form

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933:

          (i) the information omitted from the form of a prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of this registration statement as of the time it was declared effective; and

          (ii) each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of York, Commonwealth of Pennsylvania, on September 30, 1999.

                                       DROVERS BANCSHARES CORPORATION



                                       By:  /s/ A. Richard Pugh
                                          --------------------------------------
                                                A. Richard Pugh
                                                Chairman, President and CEO



                               POWER OF ATTORNEY

  We, the undersigned Directors of Drovers Bancshares Corporation, hereby severally constitute and appoint A. Richard Pugh, Debra A. Goodling, John D. Blecher and Charles J. Ferry, and each of them, acting individually, with full power of substitution, our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said attorney or attorneys may deem necessary or advisable to enable Drovers Bancshares Corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration of Drovers Bancshares Corporation common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below, the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said attorney or attorneys shall do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signatures                    Title                                       Date
----------                    -----                                       ----


/s/  A. Richard Pugh          Chairman of Board, President, Chief       9/30/99
---------------------------   Executive Officer and Director
A. Richard Pugh               (Principal Executive Officer)


/s/  Debra A. Goodling        Executive Vice President and Treasurer    9/30/99
---------------------------   (Principal Financial Officer)
Debra A. Goodling


/s/  John D. Blecher          Senior Vice President, Secretary and      9/30/99
---------------------------   Assistant Treasurer (Principal
John D. Blecher               Accounting Officer)


/s/  L. Doyle Ankrum          Director                                  9/30/99
---------------------------
L. Doyle Ankrum


/s/  J. Samuel Gregory        Director                                  9/30/99
---------------------------
J. Samuel Gregory


/s/  Daniel E. Hess           Director                                  9/30/99
---------------------------
Daniel E. Hess


/s/  George W. Hodges         Director                                  9/30/99
---------------------------
George W. Hodges


/s/  Herbert D. Lavetan       Director                                  9/30/99
---------------------------
Herbert D. Lavetan


/s/  Richard M. Linder        Director                                  9/30/99
---------------------------
Richard M. Linder


/s/  David C. McIntosh        Director                                  9/30/99
---------------------------
David C. McIntosh

/s/  Frank Motter             Director                                  9/30/99
---------------------------
Frank Motter


/s/  Robert L. Myers, Jr.     Director                                  9/30/99
---------------------------
Robert L. Myers, Jr.


---------------------------
Harlowe R. Prindle            Director                                  --------


/s/  Basil A. Shorb, III      Director                                  9/30/99
---------------------------
Basil A. Shorb, III


/s/  D. John Sparler, Jr.     Director                                  9/30/99
---------------------------
D. John Sparler, Jr.


/s/  Gary A. Stewart          Director                                  9/30/99
---------------------------
Gary A. Stewart


/s/  Robert H. Stewart, Jr.   Director                                  9/30/99
---------------------------
Robert H. Stewart, Jr.


/s/  Delaine A. Toerper       Director                                  9/30/99
---------------------------
Delaine A. Toerper


/s/  James S. Wisotzkey       Director                                  9/30/99
---------------------------
James S. Wisotzkey

                                 EXHIBIT INDEX



Exhibit
Number    Description of Exhibit
------    ----------------------

 1.1      Form of Financial Advisory Services and Agency Agreement

 1.2      Form of Selected Dealers Agreement

 4.1 Articles of Incorporation (incorporated by reference from Exhibit 3(i) of the Drovers Bancshares Corporation Form 10-Q for the quarterly period ended June 30, 1999)

 4.2 Bylaws (incorporated by reference from Exhibit 3(ii) of the Drovers Bancshares Corporation Form 10-Q for the quarterly period ended June 30, 1999)

 5.1      Opinion of Rhoads & Sinon LLP

23.1      Consent of Rhoads & Sinon LLP, included in Exhibit 5.1

23.2      Consent of Stambaugh . Ness, P.C.

24.1      Power of Attorney (included in signature page to this Registration
          Statement)

99.1      Stock Order Form